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As filed with the Securities and Exchange Commission on September 17, 2003

Registration No. 333-107726

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1
TO
FORM S-2
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

THE ALPINE GROUP, INC.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	22-1620387 (I.R.S. Employer Identification No.)

One Meadowlands Plaza
East Rutherford, New Jersey 07073
(201) 549-4400
(Address, including zip code, and telephone number,
including area code, of registrant's principal executive offices)

Stewart H. Wahrsager, Esq.
The Alpine Group, Inc.
One Meadowlands Plaza
East Rutherford, New Jersey 07073
(201) 549-4400
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Copy to:
Ronald R. Papa, Esq.
Proskauer Rose LLP
1585 Broadway
New York, New York 10036-8299
(212) 969-3000

        Approximate date of commencement of proposed sale of securities to the public:    As soon as possible after the Registration Statement becomes effective.

        If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box:    ☒

        If the registrant elects to deliver its latest annual report to security holders, or a complete and legal facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box:    ☐

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

        If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.    ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered	Proposed maximum offering price per unit	Proposed maximum aggregate offering price	Amount of registration fee

Nontransferable series A cumulative convertible preferred stock subscription rights	16,000 rights	not applicable	not applicable	—(1)

Series A cumulative convertible preferred stock, par value $1.00 per share	16,000 shares	$380	$6,080,000(2)	$492(3)

Common stock, par value $.10 per share(4)	11,056,000 shares	—	—	—

(1)
The rights are being issued for no consideration.
(2)
Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457.
(3)
Previously paid.
(4)
Shares issuable upon conversion of the series A cumulative convertible preferred stock. Pursuant to Rule 416, this Registration Statement also covers such indeterminate number of additional shares of common stock that may be issuable pursuant to the antidilution provisions of the series A cumulative convertible preferred stock. No registration fee is payable with respect to such common stock, because it will be issued for no additional consideration.

        The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS

        SUBJECT TO COMPLETION, DATED SEPTEMBER 17, 2003

THE ALPINE GROUP, INC.
 Non-Transferable Rights Offering to Purchase
up to 16,000 Shares of Series A Cumulative
Convertible Preferred Stock at $380.00 per share

        We are granting at no cost to the holders of shares of our common stock subscription rights to purchase up to 16,000 shares of our series A cumulative convertible preferred stock, which we refer to as the "series A preferred stock." The rights are non-transferable and will not be listed on any stock exchange or quotation system. You will receive one right for every 500 shares of our common stock that you own as of the record date, which is                        , 2003. For every right held, you will be able to purchase one share of our series A preferred stock at the subscription price. Fractional shares will not be issued upon the exercise of rights. It is not anticipated that the series A preferred stock will be listed on any securities exchange or quotation system.

        The subscription price will be $380.00 per share, which is the price at which our directors and certain of our officers purchased shares of series A preferred stock on June 23, 2003. Those directors and officers have agreed not to purchase additional shares in this rights offering. Following consummation of this rights offering, each share of series A preferred stock will be convertible into 691 shares of our common stock, subject to adjustment in the event of stock splits, stock dividends, recapitalizations, mergers and the like.

        This offer will dilute the ownership interest and voting power of the common stock owned by stockholders who do not fully exercise their subscription rights. Stockholders who do not fully exercise their subscription rights should expect, upon completion of the rights offering, to own a smaller proportional interest in us than before the rights offering.

        The rights will expire if they are not exercised by 5:00 p.m., New York City time, on                        , 2003, the expiration date of the rights offering, unless extended. We, in our sole discretion, may extend the period for exercising the rights. You will have no right to rescind your subscriptions after receipt of your payment of the subscription price except as described in this prospectus.

        Please read this prospectus before investing and keep it for future reference. It contains important information about us. The SEC maintains an Internet website (http://www.sec.gov) that contains other information about us.

	Per Share	Total (2)
Subscription price	$380.00	$6,080,000.00
Underwriting discounts and deductions	None	None
Proceeds to Alpine (1)(2)	$380.00	$6,080,000.00

(1)
Before deduction of expenses incurred by us related to this rights offering estimated to be $300,000.

(2)
Assumes that all 16,000 shares are purchased.

        You should review the information set forth under "Risk Factors" on page 7 of this prospectus before investing in our series A preferred stock.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

                        , 2003

Annex I	Annual Report on Form 10-K for the year ended December 31, 2002, as amended
Annex II	Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2003
Annex III	Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2003
Annex IV	Current Report on Form 8-K, dated March 11, 2003
Annex V	Current Report on Form 8-K, dated June 24, 2003

PROSPECTUS SUMMARY

        The following summary contains basic information about Alpine and this rights offering. It may not contain all the information that is important to an investor. For a more complete understanding of this rights offering and Alpine, we encourage you to read this entire document and the documents to which we have referred. When used in this prospectus, the terms "Alpine," "we," "our," "ours" and "us" refer to The Alpine Group, Inc. and its consolidated subsidiaries, unless otherwise specified or the context otherwise requires.

Business

        The Alpine Group, Inc. is an industrial holding company which over the past five years has held major investments in industrial manufacturing companies. We currently own 100% of the common equity interest of Alpine Holdco Inc., which, through its wholly-owned subsidiaries, engages in the manufacture and sale of electrical wire and cable, and communications and other electronic products.

        We also currently own a 48.9% common equity interest in Superior TeleCom Inc., which we refer to as "Superior," one of the largest wire and cable manufacturers in North America, and over the past five years we have owned substantial equity interests in PolyVision Corporation and Premier Refractories International Inc. In August 1999, we sold our common equity interest in Premier to the Cookson Group, plc, a diversified materials company traded on the London Stock Exchange, and in November 2001 we sold our common and preferred stock interest in PolyVision to Steelcase Inc., a major manufacturer of office furniture and integrated office environment products.

        On December 11, 2002, through Alpine Holdco, we acquired the following assets and securities from Superior: (1) substantially all of the assets, subject to related accounts payable and accrued liabilities, of Superior's electrical wire business, which is currently owned and operated by Essex Electric Inc., a newly formed, wholly-owned subsidiary of Alpine Holdco; (2) all of the outstanding shares of capital stock of DNE Systems, Inc., a manufacturer of multiplexers and other communications and electronic products; and (3) all of the outstanding shares of capital stock of Texas SUT Inc. and Superior Cable Holdings (1997) Ltd., which together own approximately 47% of Superior Cables Ltd., the largest Israeli-based producer of wire and cable products, which we sometimes refer to as "Superior Israel." The aggregate purchase price was approximately $85 million in cash plus the issuance of a warrant to Superior to purchase 19.9% of the common stock of Essex Electric. We sometimes refer to this acquisition as the "Electrical Acquisition."

        Prior to December 11, 2002, our operations include the consolidated results of Superior and Superior's then majority owned subsidiary Superior Cables Ltd. As a result of the vesting of certain Superior restricted stock grants in 2002, our common equity ownership in Superior declined from 50.2% at December 31, 2001 to 48.9%. Notwithstanding the decline in our direct equity ownership in Superior, we had a controlling interest in Superior based on our additional indirect equity ownership position, including certain common share voting interests deemed to be controlled by us. At the time of the Electrical Acquisition, Superior's Deferred Stock Account Plan was amended to provide that the shares held in the plan would be voted by action of the independent directors of Superior; as a result, we no longer controlled Superior. Accordingly, effective for periods after December 11, 2002, Superior Israel, in which we, as a result of the Electrical Acquisition, now have an indirect 47% equity interest, and Superior are accounted for under the equity method and are no longer consolidated with us.

        On March 3, 2003, Superior and its U.S. subsidiaries filed voluntary petitions for relief under Chapter 11 of the United States Bankruptcy Code. On July 30, 2003, Superior and its U.S. subsidiaries filed a proposed plan of reorganization with the United States Bankruptcy Court for the District of Delaware that includes, among other things, the elimination and conversion into equity of a significant amount of debt resulting in a substantial deleveraging of Superior's capital structure. Superior's stockholders, including us, will not receive any distribution under this proposed restructuring strategy.

Superior hopes to obtain the requisite approvals for a plan of reorganization. However, there can be no assurance that such approval will be obtained, that the final restructuring and reorganization plan will contain the terms of Superior's current strategy or that such plan will be confirmed by the bankruptcy court or consummated. If the restructuring strategy is approved and confirmed by the bankruptcy court, our equity interest in Superior will be eliminated as Superior's stockholders, including us, would not receive any distributions for their equity interests.

        With the sale of Premier and PolyVision and following the Electrical Acquisition, our principal operations consist of the electrical business previously constituting Superior's Electrical Group, the operations of DNE Systems, Inc., and our equity method investments in Superior and Superior Israel. Our operations for 2002 include the consolidated operations of Superior through December 11, 2002 and the continuing operations of the businesses acquired in the Electrical Acquisition for the period subsequent to December 11, 2002.

        We were incorporated in New Jersey on May 7, 1957 and reincorporated in Delaware on February 3, 1987.

        Our principal executive office is located at One Meadowlands Plaza, East Rutherford, New Jersey 07073, and our telephone number is (201) 549-4400.

Recent Developments

        Subscription by our Officers and Directors for Series A Cumulative Convertible Preferred Stock. On June 23, 2003, we completed a private placement to the following officers and directors of the following number of shares of series A preferred stock for a purchase price of $380.00 per share, or an aggregate of $3.1 million:

Name	Number of Shares Purchased
Kenneth G. Byers, Jr.	500
Steven S. Elbaum	3,948
Randolph Harrison	265
John C. Jansing	620
James R. Kanely	400
Harold M. Karp	53
David A. Owen	80
K. Mitchell Posner	1,316
Bragi F. Schut	800
Dana P. Sidur	40
Stewart H. Wahrsager	265

Total	8,287

A portion of the proceeds of this private placement has been used to repay indebtedness and the remainder has been added to our cash resources and will be used for general corporate purposes.

        Debt Exchange.    On August 4, 2003, we completed an exchange offer, whereby holders of our common stock were offered the opportunity to exchange their shares for a new issue of our 6% junior subordinated notes. In the exchange offer, the holders of an aggregate of 3,479,656 shares of our common stock exchanged their shares for an aggregate of $4.3 million principal amount of our 6% junior subordinated notes and a nominal amount of cash in lieu of fractional notes. The notes are our general unsecured obligations subordinated and subject in right of payment to all of our existing and future senior indebtedness, which excludes trade payables incurred in the ordinary course of business. The notes accrue interest at the rate of 6% per annum. We will be required to repay 1/8 of the outstanding principal amount of the notes commencing on June 30, 2007 and semiannually thereafter, so that all of the notes will be repaid by December 31, 2010. The notes are redeemable, at our option, in whole at any time or in part from time to time, at the principal amount to be redeemed plus accrued and unpaid interest thereon to the redemption date, together with a premium if the notes are redeemed prior to 2007. If we experience a change of control, we must offer to redeem all of the notes at the redemption price then in effect. The notes were issued under an indenture between us and American Stock Transfer & Trust Company, as Trustee. We are not subject to any financial covenants under the indenture.

The Rights Offering (Page 13)

Distribution of Rights	We will distribute to each holder of our common stock one non-transferable right to purchase our series A preferred stock for each 500 shares of our common stock owned by such holder on the record date, which is , 2003. The terms of the series A preferred stock are described under "Description of Capital Stock."
Subscription Rights
The subscription rights entitle you to purchase one share of our series A preferred stock at the subscription price for each right you hold. You are entitled to subscribe for all or any portion of the shares of our series A preferred stock underlying your subscription rights.
No Fractional Rights and Shares
We will not issue fractional rights or fractional shares of series A preferred stock upon exercise of rights. For example, a holder of fewer than 500 shares of our common stock will not receive a right and a holder of 750 shares will receive one right. Holders will not receive cash in lieu of fractional rights or fractional shares.
Subscription Price
The subscription price will be $380.00 per share, which is the price at which our directors and certain of our officers purchased shares of series A preferred stock on June 23, 2003. Those directors and officers have agreed not to purchase additional shares of series A preferred stock in this rights offering.
Expiration Date	, 2003, at 5:00 p.m., New York City time, unless we decide to extend it to some later time.
No Recommendation to Rights Holders
We are not making any recommendations as to whether you should subscribe for shares of our series A preferred stock. You should decide whether to subscribe for shares based upon your own assessment of your best interests.
Procedure for Exercising Subscription Rights
If you wish to exercise any or all of your subscription rights, you should properly complete, sign and deliver your rights certificate, together with full payment of the subscription price for each share subscribed for under your subscription rights, to the subscription agent on or prior to the expiration date. You may not revoke an exercise of rights.

How Rights Holders Can Exercise Rights Through Brokers, Banks or Other Nominees
If you hold shares of our common stock through a broker, bank or other nominee, we will ask your broker, bank or other nominee to notify you of the rights offering. If you wish to exercise your rights, you must have your broker, bank or other nominee act for you. To indicate your decision, you should complete and return to your broker, bank or other nominee the form entitled "Beneficial Owner Election Form," together with full payment of the subscription price for each share subscribed for under your subscription rights. You should receive this form from your broker, bank or other nominee with the other rights offering materials.
Amendments; Termination	We reserve the right to amend the terms and conditions of this rights offering or to terminate this rights offering prior to delivery of the series A preferred stock.
Non-Transferability of Rights	Subscription rights are being issued only to holders of our common stock as of the record date and are non-transferable, except by operation of law.
Marketability of the Series A Preferred Stock	There is currently no market for the series A preferred stock. We have not listed, and do not intend to list, the series A preferred stock on any securities exchange or quotation system.
Dilutive Effect
Assuming some of our stockholders exercise their subscription rights, this rights offering will dilute the ownership interest and voting power of stockholders who do not fully exercise their subscription rights.
United States Federal Income Tax Consequences
A holder of our common stock should not recognize income or loss for federal income tax purposes in connection with the receipt or exercise of subscription rights in the rights offering. For a detailed discussion, see "United States Federal Income Tax Consequences" beginning on page 31.

For Further Information

        Stockholders may call us at (201) 549-4400 or contact their brokers, banks or other nominees for information with respect to the rights offering.

Risk Factors

        Exercise of the subscription rights issued in the rights offering, like any investment in our securities, involves a high degree of risk, including risks relating to our operations, risks relating to the rights offering, risks associated with market conditions and risks associated with our financial condition. A more detailed discussion of these risks is set forth under "Risk Factors," beginning on page 7 of this prospectus.

Important Dates To Remember

Event	Date
Record Date	, 2003
Subscription Period	, 2003 to , 2003
Expiration Date	, 2003*
Rights Certificates and Payment for Shares Due	, 2003*
Notice of Guaranteed Delivery and Payment for Shares Due	, 2003*
Rights Certificates for Guarantees of Delivery Due	, 2003*

*
Unless the rights offering is extended.

  Stockholders exercising rights must deliver to the subscription agent by the expiration date either (i) the rights certificate together with payment or (ii) a notice of guaranteed delivery together with payment.

Use of Proceeds (Page 20)

        Assuming the full exercise of the rights, the cash proceeds from the sale of the shares of our series A preferred stock will be approximately $6.1 million, before payment of fees and expenses incurred in connection with this offering. We intend to use the net proceeds from the rights offering for general corporate purposes. Pending such use of proceeds, we intend to invest the net proceeds of this offering in U.S. government securities, short-term certificates of deposit, money market funds or other short-term interest bearing investments.

Selected Consolidated Financial Data (Page 23)

        You should carefully read the selected consolidated financial data elsewhere in this prospectus, together with the Consolidated Financial Statements and Notes thereto included in the annexes to this prospectus.

RISK FACTORS

        Investing in Alpine involves a number of significant risks. In addition to the other information contained in this prospectus, you should consider carefully the following information before making an investment in our series A preferred stock.

Risks Relating to Alpine

We have had a history of losses and may incur future losses.

        For the three years ended December 31, 2002 and the six months ended June 30, 2003, we incurred substantial net losses, and our operations may not become profitable in the future. As of June 30, 2003, we had an accumulated deficit of $896.3 million. A significant portion of these net losses and accumulated deficit was attributable to our equity interest in Superior TeleCom Inc., which, together with its U.S. subsidiaries, filed voluntary petitions for relief under Chapter 11 of the U.S. Bankruptcy Code. It is likely that, as a result of the bankruptcy, our equity interest in Superior will be eliminated and we will not receive any consideration therefor.

The illiquidity and low price of our common stock make it difficult for us to raise funds in the equity markets.

        The illiquidity of our common stock and its low price make it highly unlikely that in the foreseeable future we will be able to publicly raise funds that we may need for the maintenance or growth of our business. Our common stock is currently quoted on the OTC Bulletin Board and its closing price was $1.01 per share on September 16, 2003.

Our ownership interest in, and transactions with, Superior may subject us to claims from Superior's creditors or others.

        If any claims are brought against us by creditors of Superior TeleCom Inc. or others in connection with Superior's bankruptcy and are successful, we may be required to pay damages or divest assets. On March 3, 2003, Superior and its U.S. subsidiaries filed voluntary petitions for relief under Chapter 11 of the U.S. Bankruptcy Code. We currently own a 48.9% common equity interest in Superior and formerly had a controlling interest in Superior. Claims by Superior's creditors or others could arise as a result of this ownership interest and transactions entered into between Superior and us, including the December 11, 2002 purchase by us of the Essex Electric business and other assets of Superior.

It is unlikely that you would be able to recover damages from our former independent public accountants, Arthur Andersen LLP, relating to information prepared or certified by them that is contained or incorporated by reference in this prospectus.

        Section 11(a) of the Securities Act provides that if any part of a registration statement at the time it becomes effective contains an untrue statement of a material fact or an omission to state a material fact required to be stated therein or necessary to make the statements therein not misleading, any person acquiring a security pursuant to such registration statement, unless it is proved that at the time of such acquisition such person knew of such untruth or omission, may sue, among others, every accountant who has consented to be named as having prepared or certified any part of the registration statement or as having prepared or certified any report or valuation which is used in connection with the registration statement with respect to the statement in such registration statement, report or valuation which purports to have been prepared or certified by the accountant.

        Our consolidated financial statements as of December 31, 2001, and for each of the two years in the period ended December 31, 2001, incorporated by reference in this prospectus were audited by our former independent auditor, Arthur Andersen LLP. However, we have not been able to obtain, after reasonable efforts, the written consent of Arthur Andersen with respect to the incorporation by reference of such consolidated financial statements in this prospectus. Under these circumstances, Rule 437a under the Securities Act permits us to file this registration statement without a consent of Arthur Andersen. As a result, you will not be able to sue Arthur Andersen pursuant to Section 11(a) of the Securities Act and therefore your right of recovery under that section may be limited as a result of the lack of the written consent.

Risks Relating to Alpine's Operating Subsidiaries

Essex Electric

If Essex Electric's restructuring does not achieve the desired efficiencies in its business, we may not become profitable.

        In light of the importance of Essex Electric to our business, our inability to effectuate our restructuring plan for Essex Electric or the failure of this restructuring plan to meet its objectives would impair our ability to become profitable. Commencing in 2002, we developed a restructuring plan for Essex Electric with the objectives of eliminating and consolidating a number of our production facilities and reducing sales of products to low margin or unprofitable distribution channels. This restructuring plan, which is ongoing, was in response to a decline in the demand for Essex Electric's products, due to the general economic environment and due to a decline in the industrial and commercial markets served by Essex Electric, as well as industry-specific conditions, including significant industry manufacturing over-capacity.

If Essex Electric is unable to obtain funds under its parent's credit agreement, it may have difficulty operating its business.

        Essex Electric is dependent upon the availability of funds under a credit agreement under which Alpine Holdco Inc., Alpine's wholly-owned subsidiary and Essex Electric's parent, is the borrower. If Alpine Holdco or Essex Electric becomes unable to borrow under the current or any replacement credit facility, Essex Electric may have insufficient funds to operate its business. The current credit agreement contains a number of financial and other covenants. Alpine Holdco and Essex Electric are currently able to comply with the terms of this credit agreement. However, if Alpine Holdco or Essex Electric becomes unable to comply with the terms of this credit agreement, the lender will have the right to demand payment of all amounts borrowed thereunder and block distributions to Alpine. Alpine Holdco or Essex Electric may not be able to enter into a new credit agreement with another lender, either on terms similar to the current agreement or at all.

If Essex Electric is unable to fund its substantial capital requirements and restructuring expenses, it could cause Essex Electric to reduce planned expenditures necessary for our business.

        If Essex Electric does not have sufficient funds or if it is unable to obtain financing in the amounts desired or on acceptable terms, it may have to reduce its planned expenditures, which could hamper the future conduct and growth of our business. Essex Electric will require substantial expenditures to implement its business plans. Currently, Essex Electric has the ability to fund its business plans from working capital and borrowings under Alpine Holdco's credit facility.

Essex Electric's building wire products are subject to severe price competition and other competitive pressures that could reduce sales of its products and revenues from those sales.

        If Essex Electric cannot compete effectively based on price or other factors, or further declines in market pricing for building wire products occur, sales of Essex Electric's products and revenues from those sales could decrease significantly. There currently exists excess manufacturing capacity among manufacturers of building wire, which is generally viewed as a commodity product. Many of Essex

Electric's products are made to industry specifications and, therefore, may be interchangeable with competitors' products. As a result, the market is extremely competitive, with price and availability being the most important factors. Since 1997, market pricing for building wire products has declined substantially, with copper adjusted pricing for 2002 and the first quarter of 2003 reaching the lowest level in over 15 years.

The continued consolidation of Essex Electric's industry could place it at a competitive disadvantage with, and result in the loss of, customers.

        Additional consolidation in the building wire industry could place Essex Electric at a competitive disadvantage with, and result in the loss of, customers. We believe that the building wire industry has experienced significant consolidation in recent years, declining from approximately 30 manufacturers in 1980 to seven primary manufacturers in 2002. Currently, Essex Electric is one of four manufacturers that comprise approximately 75% to 80% of the market for building and industrial wire. We believe that the other three principal manufacturers have greater financial and other resources than Essex Electric. Additional consolidation in the future could adversely impact Essex Electric's competitive position by enabling its competitors and potential competitors to expand their product offerings and customer service, which could afford them an advantage in meeting customers' needs, particularly with those customers that seek to consolidate their requirements with the same vendor. The greater resources, including financial, marketing and support resources, of larger competitors could permit them to accelerate the development and commercialization of new competitive products and the marketing of existing competitive products to their larger installed bases.

The cyclical and seasonal nature of new construction and renovation activity in the commercial and residential markets may hurt our sales and profitability.

        Future downturns in the markets that Essex Electric serves or in the economy generally, or reduced levels of construction that results in intense price competition among building material suppliers, may diminish sales of Essex Electric's products and our overall profitability. Essex Electric's sales depend heavily on the strength of national and local new construction and renovation in the commercial and residential markets, which is a function of many factors beyond Essex Electric's control. Some of these factors include interest rates, employment levels, availability of credit, prices of commodity products and consumer confidence.

Fluctuations in the cost of raw materials, including copper, may result in increased product pricing and sales declines.

        Any fluctuations in the cost of raw materials, including copper, that we cannot effectively manage could cause us to increase prices for Essex Electric's products, which could hinder our ability to sell those products. The principal raw material used by Essex Electric in the manufacture of its wire products is copper rod and to a lesser extent plastics, such as polyethylene and polyvinyl chloride. Copper is a commodity and is therefore subject to price volatility. Essex Electric may not be able to continue to adjust product pricing to match effectively the price of product billed with the cost components of inventory shipped.

Essex Electric's lack of long-term customer agreements and pricing fluctuations could result in the loss of customers or reduced demand for its products.

        Because Essex Electric generally does not have long-term purchase agreements with its customers, and does not have any written agreements that require customers to purchase fixed minimum quantities of its products, it is susceptible to the loss of, or reduced demand for products or related services from, customers, and the loss of, or reduced demand from, any of its major customers could result in a significant decrease in our revenues. Essex Electric's retail customer base is highly concentrated among a limited number of large customers. In addition, pricing for its products changes frequently in response to market conditions. Accordingly, Essex Electric's sales to specific customers tend to vary significantly from year to year depending upon its customers' budgets and new product introductions.

DNE

The market for DNE's circuit-based technology has declined, and DNE's failure to introduce successfully new technologies could cause its sales and revenues to decline significantly.

        If DNE is not able to update successfully its primary product line, its sales and revenues may decrease significantly. Currently a majority of DNE's revenue is derived from its FCC-100 product line, a circuit-based technology. The market for circuit-based technology has declined and will continue to decline in the future and likely will be replaced by cell or packet-based technology. DNE has introduced the cell-based TAC product line in response to this trend but this product line may not be accepted by DNE's primary customer, the U.S. Department of Defense, or a product based on packet-based technology may be adopted instead.

The loss of contracts from the U.S. Department of Defense could significantly reduce our revenues.

        DNE's operating results could suffer if it were to lose a number of U.S. Department of Defense contracts, many of which are only partially funded. These contracts and future contracts are dependent on political and budgetary constraints, changes in short-term or long-term plans, the congressional budget authorization and appropriation process, the government's ability to terminate contracts for convenience or for defaults, as well as other risks such as contractor suspension or debarment in the event of certain violations of legal and regulatory requirements.

If DNE is unable to continue to develop new products and enhancements that will achieve market compliance, its business could decline.

        If DNE is unable to develop and introduce successfully new products, or its competitors are able to do this, its sales and revenues could decrease significantly. DNE's operating results will depend to some extent on the successful design, development, testing and introduction and marketing of its new TAC product line, as well as the new CV-8448 family of protocol converters. The success of these and other new products will be dependent on several factors, including proper new product definition, competitive product cost, timely completion and introduction of new products, differentiation of new products from those of DNE's competition and market acceptance of these products. Products and technologies developed by others may render DNE's products obsolete or non-competitive.

Generally

We face risks of incurring significant costs to comply with environmental regulations.

        The manufacturing operations of our subsidiaries are subject to extensive and evolving federal, foreign, state and local environmental laws and regulations relating to, among other things, the storage, handling, disposal, emission, transportation and discharge of hazardous substances, materials and waste products, as well as the imposition of stringent permitting requirements, the violation of which, even if inadvertent, could result in the imposition of significant financial penalties or the revocation of permits necessary to operate our business. Environmental liabilities related to historic activities and past operations at our facilities may be discovered, particularly as facilities are closed due to operational restructurings.

We face the risks that product liability claims and other legal proceedings relating to the products our operating subsidiaries manufacture may result in substantial damage awards.

        As is the case with other companies in our industries, we face the risk of product liability and related claims, in the event that the use of products that our operating subsidiaries have manufactured causes personal injury or other damages, which claims, if successful, could result in substantial monetary liability. Product liability claims in the future, regardless of their ultimate outcome and whether or not they are covered under our insurance policies or may be indemnified by suppliers to our operating subsidiaries, also could result in costly litigation and damage to our reputation.

Risks Relating to Our Indebtedness and This Offering

Because Alpine has no operations of its own and derives its revenue and cash flow solely from its subsidiaries, the series A preferred stock will be effectively subordinated to the debts of Alpine's subsidiaries.

        The series A preferred stock will effectively be subordinated to the prior payment of all of the debts (including trade payables) of Alpine's subsidiaries. Alpine has no operations of its own and derives its revenue and cash flow solely from its subsidiaries. Accordingly, Alpine's ability to pay dividends on the series A preferred stock and to redeem the series A preferred stock will be dependent upon the receipt of sufficient funds from its subsidiaries, payment of which is restricted by the terms of its subsidiaries' senior indebtedness. In the event of the liquidation, dissolution or winding up of any of Alpine's subsidiaries, creditors of that subsidiary (including trade creditors) will generally be entitled to payment from the assets of that subsidiary before those assets can be distributed to Alpine.

The substantial indebtedness of Alpine and its subsidiaries could damage our financial health and prevent us from making payments on the series A preferred stock.

        Our substantial indebtedness may have several important effects on our future operations, including:

  •
  it may make it more difficult for us, or render us unable, to pay dividends on the series A preferred stock or to redeem the series A preferred stock as required by its terms;

  •
  a significant portion of our cash flow must be dedicated to the payment of interest and principal on our indebtedness, reducing the funds available for operations and for capital expenditures, including acquisitions;

  •
  our leveraged position will increase our vulnerability to adverse changes in general economic, industry and competitive conditions; and

  •
  our ability to obtain additional financing for working capital, capital expenditures, acquisitions, general corporate and other purposes may be limited.

        At June 30, 2003, as adjusted to give effect to the issuance of $4.3 million principal amount of the 6% junior subordinated notes issued to stockholders in the exchange offer, our total liabilities, including indebtedness, would have been approximately $102.7 million. Our ability to meet our debt service obligations and to make payments with respect to the series A preferred stock will depend upon our future performance, which will be subject to general economic, industry and competitive conditions and to financial, business and other factors affecting our operations, many of which are beyond our control, or our ability to raise additional equity. Our business may not continue to generate cash flow at or above current levels. If we are unable to generate sufficient cash flow from operations in the future to service our debt, we may be required, among other things, to seek additional financing in the debt or equity markets, to refinance or restructure all or a portion of our indebtedness, to sell selected assets or to reduce or delay planned capital expenditures and growth or business strategies. These measures may not be sufficient to enable us to service our debt or make payments with respect to the series A preferred stock and may not be effected on satisfactory terms, if at all.

We may incur additional debt, thereby increasing our leverage and therefore the risks of owning our stock.

        We and our subsidiaries may incur substantial additional indebtedness in the future, which could further intensify all the risks described above

The subscription price for our series A preferred stock was determined by our board of directors and does not necessarily relate to established criteria of value.

        You may not be able to sell shares purchased in this offering at a price equal to or greater than the subscription price. The subscription price does not necessarily bear any relationship to the value of our assets, our past or expected future results of operations, cash flows, earnings, financial condition or any other established criteria for value. As a result, you should not consider the subscription price as an indication of the current value of the series A preferred stock.

It is unlikely that an active trading market will develop for the series A preferred stock, making it difficult to sell your shares.

        Because there currently is no market for the series A preferred stock and we do not intend to list the series A preferred stock on any securities exchange or quotation system, it will be difficult for you to sell your series A preferred stock.

        The liquidity of, and trading market for, the series A preferred stock may also be adversely affected by, among other things:

  •
  changes in the overall market for preferred securities;

  •
  changes in our financial performance or prospects;

  •
  the prospects for companies in our industry generally;

  •
  the number of holders of the series A preferred stock; and

  •
  the interest of securities dealers in making a market in the series A preferred stock.

If you choose not to exercise your subscription rights, your interest in us will be diluted.

        Stockholders who do not fully exercise their subscription rights should expect, upon completion of the rights offering, to own a smaller interest in us than they owned prior to the rights offering. Assuming some of our stockholders exercise their subscription rights, this rights offering will dilute the ownership interest and voting power of stockholders who do not fully exercise their subscription rights.

DISCLOSURE REGARDING FORWARD LOOKING STATEMENTS

        This prospectus contains forward looking statements. We may make additional written or oral forward looking statements from time to time in filings with the SEC or otherwise. Such statements may include, but not be limited to, estimates of the value of our securities, projections of revenues and other results of operations, capital expenditures, plans for future operations, financing needs or plans, our ability to service our debt obligations, and plans relating to our products or services as well as assumptions relating to the foregoing. The words "believe," "expect," "anticipate," "estimate," "project," and similar expressions identify forward looking statements. Forward looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified. Future events and actual results could differ materially from those set forth in, contemplated by or underlying the forward looking statements. Statements in this prospectus, including those contained in the section entitled "Risk Factors," describe factors, among others, that could contribute to or cause such differences. We undertake no obligation to update any forward looking statements.

THE RIGHTS OFFERING

Terms of the Offer

        We are issuing to our stockholders of record on the record date,            , 2003, non-transferable rights to subscribe for shares of our series A preferred stock. Each stockholder is being issued one non-transferable right for each 500 shares of common stock owned on the record date. For every right held, you will be able to purchase one share of our series A preferred stock at the subscription price of $380.00 per share. Rights may be exercised at any time during the subscription period, which commences on                         , 2003 and ends at 5:00 p.m., New York City time, on                        , 2003, unless we extend it. We have not employed any brokers, dealer or underwriters in connection with the solicitation or exercise of subscription rights in this rights offering and no commissions, fees or discounts will be paid in connection with it. Certain of our officers and other employees may solicit responses from you, but such officers and other employees will not receive any commissions or compensation for such services other than their normal employment compensation.

        Rights will be evidenced by rights certificates. The number of rights issued to each holder will be stated on the rights certificate delivered to such holder. The method by which rights may be exercised and shares paid for is explained in the sections entitled "Method of Exercise of Rights" and "Payment for Shares." A rights holder will have no right to rescind a purchase after the subscription agent has received the holder's rights certificate or notice of guaranteed delivery.

        The rights are non-transferable. We will not issue fractional rights or fractional shares of series A preferred stock upon exercise of rights. Holders will not receive cash in lieu of fractional rights or fractional shares.

        We do not intend to list the series A preferred stock on any securities exchange or quotation system.

Purpose of the Offer

        Our board of directors has determined that this rights offering is in our best interest and in the best interests of our stockholders. The offering gives existing stockholders the right to purchase shares of series A preferred stock having a conversion price that may be below the market price of the underlying common stock without incurring any commission or charge. The offering will increase our equity capital and will be available for general corporate purposes. In connection with the approval of this rights offering, our board of directors considered, among other things, the following factors:

  •
  the increased equity capital to be available upon completion of the rights offering, consistent with Alpine's business plan;

  •
  the dilution to non-exercising stockholders;

  •
  the terms of the series A preferred stock and the terms and expenses of the offering;

  •
  the size of the offering in relation to the number of shares outstanding;

  •
  the market price of Alpine's common stock, into which the series A preferred stock is convertible;

  •
  the limited liquidity of Alpine's common stock; and

  •
  the use to be made of the proceeds from the offering.

        Assuming some of our stockholders exercise their subscription rights, this rights offering will dilute the ownership interest and voting power of stockholders who do not fully exercise their subscription rights. See "Capitalization."

        We believe the rights offering will be a cost-effective method for raising additional capital since no underwriting or sales commission will be paid in respect of the shares purchased in the rights offering.

We may, in the future and at our discretion, choose to make additional rights offerings of shares from time to time for a number of shares and on terms that may or may not be similar to this rights offering. Any such future offering will be made in accordance with applicable law.

        This rights offering, together with our recently completed exchange offer and June 2003 private placement, is part of a strategic plan approved by our board of directors to increase our working capital and provide you with the following alternative approaches to your investment in us:

1.
terminate your investment in our common stock by exchanging all of your shares of common stock for notes in our exchange offer, which expired on August 4, 2003;

2.
increase your equity investment in Alpine, without incurring transaction expenses, by subscribing to this rights offering on the same terms as the private placement to our directors and officers; or

3.
do neither (1) nor (2).

        You must decide, together with your tax and investment advisors, whom we urge you to consult, if this rights offering is the best option for you in light of market conditions and your personal goals.

No Board Recommendation

        An investment in shares of our series A preferred stock must be made according to each investor's evaluation of its own best interests. Accordingly, our board of directors makes no recommendation to rights holders regarding whether they should exercise their rights.

The Subscription Price

        The subscription price will be $380.00 per share, which is the price at which our directors and certain of our officers purchased shares of series A preferred stock on June 23, 2003. Those directors and officers have agreed not to purchase additional shares of series A preferred stock in this rights offering. In addition, those officers and directors have agreed not to convert the series A preferred stock into common stock, exercise their stock options or receive matching grants upon the vesting of shares held in their deferred stock accounts unless and until Alpine has a sufficient number of authorized shares of common stock to permit these actions. If necessary, as promptly as practicable following the consummation of this rights offering, Alpine will seek to obtain any required stockholder approval of an amendment to its certificate of incorporation increasing its authorized share capital. Alpine's board of directors has authorized such an amendment, and the directors and officers who participated in the June 23, 2003 private placement have agreed to vote their Alpine securities in favor of such an amendment.

Determination of the Subscription Price

        Our board of directors set all of the terms and conditions of the rights offering, including the subscription price. In establishing the subscription price, our board of directors considered the following factors: our sale on June 23, 2003 to our officers and directors of shares of series A preferred stock for $380.00 per share; the strategic alternatives available to us for raising capital; the market price of our common stock; our business prospects and general conditions in the securities markets. The subscription price, however, does not necessarily bear any relationship to the value of our assets, our past or expected future results of operations, cash flows, earnings, financial condition or any other established criteria for value.

        As referenced above under "Purpose of the Offer," this rights offering is part of a strategic plan designed to create stockholder value that our board of directors has determined is in our and our stockholders' best interests. Our board of directors considered the capital requirements necessary to implement this strategy, meet our ongoing operating expenses and maturing liabilities and provide appropriate working capital and contingency reserves. Our board determined that meeting the dual objectives of raising capital and creating stockholder value would be best accomplished by an equity financing, specifically a private placement of the series A preferred stock, which could be consummated expeditiously, followed as closely as possible by a rights offering to our stockholders that would enable them to invest on the same terms as our management. Our board determined that an appropriate and attractive conversion price of the series A preferred stock into our common stock was $0.55, which was approximately the average closing market price of our common stock from the time of its delisting by the New York Stock Exchange in July 2002 through the end of May 2003. In determining the $380.00 price per share of the series preferred stock, our board considered:

  •
  in light of the desire to consummate the private placement and rights offering in a time- and cost-efficient manner, the number of shares of preferred stock that could be issued without the delays associated with authorizing additional shares;

  •
  the amount of funds that we needed to satisfy our capital requirements; and

  •
  the financial risks described above under "Risk Factors" and the desire to establish a price that would make this investment opportunity attractive, in light of those financial risks, to stockholders willing to make a significant commitment to our future.

        We did not seek or obtain any opinion of financial advisors or investment bankers in establishing the subscription price for the offering. You should not consider the subscription price as an indication of the value of our series A preferred stock. We cannot assure you that you will be able to sell shares purchased during this offering at a price equal to or greater than the subscription price.

Distribution of Rights

        We will issue to each holder of our common stock at no cost one non-transferable right to purchase our series A preferred stock for each 500 shares of our common stock owned by that holder as of the record date, which is            , 2003.

Subscription Rights

        The subscription rights entitle you to purchase one share of our series A preferred stock at the subscription price for every right issued to you. You are entitled to subscribe for all or any portion of the shares of our series A preferred stock underlying your subscription rights.

        If you own shares of our common stock through your bank, broker or other nominee holder who will exercise your subscription right on your behalf, the bank, broker or other nominee holder will be required to certify to us and to the subscription agent the following information:

  •
  the number of shares of our common stock held on your behalf on the record date; and

  •
  the number of rights exercised under your subscription rights.

        Your bank, broker or other nominee holder may also disclose to us other information received from you.

No Fractional Rights and Shares

        We will not issue fractional rights or fractional shares of series A preferred stock upon exercise of rights. For example, a holder of fewer than 500 shares of our common stock will not receive a right and a holder of 750 shares will receive one right. Holders will not receive cash in lieu of fractional rights or fractional shares.

Expiration of the Rights Offering

        You may exercise your subscription rights at any time before 5:00 p.m., New York City time, on                        , 2003. We may, in our sole discretion, extend the time for exercising your rights. The later of 5:00 p.m., New York City time, on                        , 2003, and the latest time and date to which the rights offering may be extended, is referred to as the "expiration date."

        If you do not exercise your rights before the expiration date, your unexercised rights will be null and void. We may extend the expiration date by giving oral or written notice to the subscription agent on or before the scheduled expiration date and making a public announcement thereof no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date. We will not be obligated to honor your exercise of rights if the subscription agent receives the documents relating to your exercise after the rights offering expires, regardless of when you transmitted the documents.

Method of Exercise of Rights

        Rights certificate(s), which evidence the subscription rights, will be mailed to stockholders of record as of the record date. Rights may be exercised by stockholders who are record owners by filling in and signing the rights certificate(s) and mailing it in the envelope provided or delivering the completed and signed rights certificate(s) to the subscription agent, together with required payment for the shares as described below under "Payment for Shares." Rights may also be exercised by a stockholder by contacting his broker, bank or other nominee, which can arrange, on the stockholder's behalf, delivery of (a) properly completed and executed rights certificate(s) and payment for the shares. A fee may be charged for this service. Unless stockholders are delivering their rights certificate(s) pursuant to a notice of guaranteed delivery as described below under "Notice of Guaranteed Delivery," rights certificate(s) must be received by the subscription agent prior to the expiration date at the offices of the subscription agent.

Payment for Shares

        Stockholders who acquire shares of series A preferred stock pursuant to the subscription rights must send payment for the shares to be acquired to the subscription agent based on the subscription price of $380.00 per share. To be accepted, such payment must be made payable to "American Stock Transfer & Trust Company, as subscription agent—The Alpine Group, Inc." and received by the subscription agent prior to the expiration date. The subscription agent will not honor any exercise of rights received by it after the expiration date. The subscription agent will deposit all bank checks, checks, money orders and wire transfers of funds received by it prior to the expiration date into a segregated interest-bearing account (which interest will be paid to us) pending issuance of shares. If this offering is terminated, we will promptly arrange for the refund, without interest, of all funds received from holders of rights. All payments by a stockholder must be made in United States dollars either (i) by certified or bank check, money order or check drawn on a bank located in the United States or (ii) by wire transfer of same day funds to the account maintained by the subscription agent for this purpose at [name of bank and address], ABA#                        , Account No.                        . Crediting of shares acquired in this rights offering to any account is subject to collection of checks.

        Unless you are delivering your rights certificate pursuant to a notice of guaranteed delivery as described below under "Notice of Guaranteed Delivery," payment of the subscription price must be accompanied by a rights certificate. Stockholders will have no right to rescind their subscription after receipt of their payment for shares by the subscription agent.

Notice of Guaranteed Delivery

        If you wish to exercise your rights, but time will not permit you to cause the rights certificate to reach the subscription agent prior to the expiration date, you may nevertheless exercise your rights if you meet the following conditions:

  (a)
  you have caused payment in full of the $380.00 subscription price for each share being subscribed for pursuant to your subscription rights to be received by the subscription agent prior to the expiration date;

  (b)
  the subscription agent receives, prior to the expiration date, a guaranteed notice, from an eligible institution, stating your name, number of rights held, the number of shares being subscribed for and guaranteeing the delivery to the subscription agent of the rights certificate at or prior to 5:00 p.m., New York City time, on the date three business days following the expiration date; and

  (c)
  the properly completed rights certificate evidencing the rights being exercised, with any required signatures being guaranteed, is received by the subscription agent at or prior to 5:00 p.m., New York City time, on the date three business days following the expiration date.

Signature Guarantee May Be Required

        Your signature on each rights certificate must be guaranteed by an eligible institution such as a member firm of a registered national securities exchange or a member of the NASD, or a commercial bank or trust company having an office or correspondent in the United States, subject to standards and procedures adopted by the subscription agent, unless:

  •
  your rights certificate provides that shares are to be delivered to you as record holder of those rights; or

  •
  you are an eligible institution.

Instructions For Completing Your Rights Certificate

        You should read and follow the instructions accompanying the rights certificate(s) carefully. If you want to exercise your rights, you should send your rights certificate(s) with your subscription price payment to the subscription agent. Do not send your rights certificate(s) and subscription price payment to us.

Further Information

        Any questions may be directed to us at our telephone number and address listed below:

The Alpine Group, Inc.
One Meadowlands Plaza
East Rutherford, New Jersey 07073
(201) 549-4400

        Stockholders may also contact their brokers, banks or other nominees for information with respect to the rights offering.

Subscription Agent

        American Stock Transfer & Trust Company will act as our subscription agent to accept exercises of subscription rights for this offering. You must send the completed and signed rights certificate, along with payment in full of the subscription price for all shares of series A preferred stock that you wish to purchase pursuant to your subscription rights, to American Stock Transfer & Trust Company.

        We suggest, for your protection, that you deliver your rights certificate to the subscription agent by an insured, overnight or express mail courier. If you mail your rights certificate, we suggest that you use registered mail, properly insured, with return receipt requested. If you wish to exercise your rights, you should mail or deliver your rights certificate and payment for the subscription price to the subscription agent as follows:

By Mail, Hand or Overnight Courier

59 Maiden Lane
Plaza Level
New York, New York 10038

        The notice of guaranteed delivery may also be sent by facsimile to (718) 234-5001 with the originals to be sent promptly thereafter by the methods described above. Facsimiles should be confirmed by telephone to (877) 248-6417.

        Delivery to an address other than as listed above, or transmission via a facsimile number other than as listed above, will not constitute valid delivery.

        We will pay the subscription agent fees and expenses of up to $7,500 and have also agreed to indemnify the subscription agent against certain liabilities which it may incur in connection with this offering.

Calculation of Rights Exercised

        If you do not indicate the number of rights being exercised, or do not forward full payment of the total subscription price payment for the number of rights that you indicate are being exercised, we reserve the right to (1) apply any payment actually received by us toward the purchase of the greatest number of whole shares that could be acquired by you upon exercise of your subscription rights or (2) exercise any and all other rights or remedies to which we may be entitled.

Nominee Holders

        If you are a broker, bank or other nominee who holds shares of our common stock for the account of others on                        , 2003, the record date for this offering, you should notify the respective beneficial owners of such shares of the rights offering as soon as possible to find out their intentions with respect to exercising their rights. You should obtain instructions from the beneficial owners with respect to the rights, as set forth in the instructions we have provided to you for your distribution to beneficial owners. If the beneficial owner so instructs, you should complete the appropriate documents and submit them to the subscription agent with the proper payment. If you hold shares of our common stock for the account(s) of more than one beneficial owner, you may exercise the number of rights to which all such beneficial owners in the aggregate otherwise would have been entitled had they been direct record holders of our common stock on the record date for this rights offering, provided that you, as a nominee record holder, make a proper showing to the subscription agent.

Beneficial Owners

        If you are a beneficial owner of shares of our common stock or will receive your rights through a broker, bank or other nominee, we will ask your broker, bank or other nominee to notify you of this rights offering. To indicate your decision, you should complete and return to your bank, broker or other nominee the form entitled "Beneficial Owner Election Form," together with full payment of the subscription price for each share of series A preferred stock subscribed for under your subscription rights. You should receive this form from your broker, bank or other nominee with the other offering materials.

Acceptance of Subscriptions

        We will decide all questions as to the validity, form and eligibility (including times of receipt, beneficial ownership and compliance with other procedural matters) in our sole discretion, and our determination shall be final and binding. The acceptance of rights certificates and the subscription price also will be determined by us. Alternative, conditional or contingent subscriptions will not be accepted. We reserve the right to reject any exercise if such exercise is not in accordance with the terms of this rights offering or not in proper form or if the acceptance thereof or the issuance of shares of our series A preferred stock could be deemed unlawful. We reserve the right to waive any deficiency or irregularity with respect to any rights certificate. Subscriptions will not be deemed to have been received or accepted until all irregularities have been waived or cured within such time as we determine in our sole discretion. We will not be under any duty to give notification of any defect or irregularity in connection with the submission of rights certificates or incur any liability for failure to give such notification.

Amendments and Waivers; Termination

        We reserve the right to amend the terms and conditions of this offering, whether the amended terms are more or less favorable to you. We will comply with all applicable laws, including the federal securities laws, in connection with any such amendment.

        We reserve the right, in our sole discretion, at any time prior to delivery of the shares of our series A preferred stock offered hereby, to terminate the rights offering by giving oral or written notice thereof to the subscription agent and making a public announcement thereof. If this offering is terminated, we will promptly arrange for the refund, without interest, of all funds received from holders of rights. All monies received by the subscription agent in connection with this offering will be held by the subscription agent, on our behalf, in a segregated interest-bearing account. All such interest shall be payable to us even if we determine to terminate the offering and return your subscription payment.

No Revocation

        Once you have exercised your subscription rights, you may not revoke the exercise.

No Transfer of Rights

        All rights received by you in this offering are non-transferable and may only be exercised by a subscribing holder for his or her own account. Neither the rights nor the shares of our series A preferred stock issued through this rights offering will be listed or traded on any securities exchange or quotation system.

Dilutive Effects

        Any stockholder who chooses not to participate in this rights offering should expect to own a smaller interest in us upon completion of this rights offering. Assuming some of our stockholders exercise their subscription rights, this rights offering will dilute the ownership interest and voting power of stockholders who do not fully exercise their subscription rights. See "Capitalization."

Foreign Restrictions

        Stockholders whose record addresses are outside the United States (for these purposes, the United States includes its territories and possessions and the District of Columbia) will receive written notice of the rights offering; however, rights certificates will not be mailed to such stockholders. The rights to which those rights certificates relate will be held by the subscription agent for such foreign stockholders' accounts until instructions are received to exercise the rights. If no such instructions are received by the expiration date, such rights will expire.

Employee Plan Considerations

        Stockholders that are employee benefit plans subject to the Employee Retirement Income Security Act of 1974, which we refer to as ERISA (including corporate savings and 401(k) plans), profit sharing/retirement plans for self-employed individuals and Individual Retirement Accounts, which we refer to as Retirement Plans, should be aware that additional contributions of cash to the Retirement Plan (other than rollover contributions or trustee-to-trustee transfers from other Retirement Plans) in order to exercise rights would be treated as Retirement Plan contributions and, therefore, when taken together with contributions previously made, may be treated as excess or nondeductible contributions subject to excise taxes. In the case of Retirement Plans qualified under Section 401(a) of the Internal Revenue Code of 1986, additional cash contributions could cause violations of the maximum contribution limitations of Section 415 of the Internal Revenue Code or other qualification rules. Retirement Plans in which contributions are so limited should consider whether there is an additional source of funds available within the Retirement Plan, including the liquidation of assets, with which to exercise the rights. Because the rules governing Retirement Plans are extensive and complex, Retirement Plans contemplating the exercise of rights should consult with their counsel prior to such exercise.

        Retirement Plans and other tax exempt entities, including governmental plans, should also be aware that if they borrow in order to finance their exercise of rights, they may become subject to the tax on unrelated business taxable income under Section 511 of the Internal Revenue Code. If any portion of an Individual Retirement Account is used as security for a loan, the portion so used is treated as a distribution to the Individual Retirement Account depositor.

        ERISA contains fiduciary responsibility requirements, and ERISA and the Internal Revenue Code contain prohibited transactions rules that may affect the exercise of rights. Due to the complexity of these rules and the penalties for noncompliance, Retirement Plans should consult with their counsel regarding the consequences of their exercise of rights under ERISA and the Internal Revenue Code.

USE OF PROCEEDS

        Assuming full exercise of the rights, the cash proceeds from the sale of our series A preferred stock will be approximately $6.1 million before deducting the fees and expenses incurred in connection with this offering. However, there can be no assurance that all the rights will be exercised in full.

        We intend to use the net proceeds from selling our series A preferred stock for general corporate purposes. Pending such use of proceeds, we intend to invest the net proceeds from this rights offering in U.S. government securities, short-term certificates of deposit, money market funds or other short-term interest bearing investments.

PRICE RANGE OF COMMON STOCK

Market Information

        Trading in our common stock was suspended by the New York Stock Exchange on July 10, 2002 and our common stock was subsequently delisted. Our common stock is currently traded on the OTC Bulletin Board under the symbol "ALPG." The following table sets forth the range of high and low daily closing sales prices for our common stock for the periods set forth below.

	High	Low
Year Ending December 31, 2003
First Quarter	$0.77	$0.49
Second Quarter	0.82	0.52
Third Quarter (through September 16, 2003)	1.01	0.76
Year Ended December 31, 2002
First Quarter	$1.70	$1.15
Second Quarter	1.60	1.07
Third Quarter	1.10	0.35
Fourth Quarter	0.75	0.46
Year Ended December 31, 2001
First Quarter	$2.89	$1.75
Second Quarter	2.00	1.50
Third Quarter	2.10	1.63
Fourth Quarter	1.80	1.25

Holders

        As of September 16, 2003, there were approximately 1,400 record holders (exclusive of beneficial owners of shares held in street name or other nominee form) of our common stock.

Dividends

        We have no recent history of paying cash dividends and do not intend to declare cash dividends on our common stock in the foreseeable future. Any payment of future cash dividends on our common stock and our series A preferred stock will be dependent upon our earnings, financial requirements and other factors, including contractual obligations.

CAPITALIZATION

        The following table sets forth our capitalization as of June 30, 2003, on an actual basis, and our pro forma capitalization as of June 30, 2003, as adjusted for this offering at the purchase price of $380.00 per share, assuming all 16,000 rights are exercised. The following table also gives effect to the exchange offer that was completed on August 4, 2003 in which holders of an aggregate of 3,479,656 shares of our common stock exchanged such shares for an aggregate of $4.3 million principal amount of our 6% junior subordinated notes and a nominal amount of cash in lieu of fractional notes. The table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes incorporated by reference in this prospectus.

	June 30, 2003 Actual	Exchange Offer		Rights Offering		June 30, 2003 As Adjusted
	(In Thousands)
Current portion of long-term debt	$2,154					$2,154
Long-term debt, less current portion	$31,082					$31,082
6% junior subordinated notes ($4,344,700 face, net of discount)(1)	—	$2,954				$2,954

Total Debt	$33,236	$2,954				$36,190
Accumulated losses in excess of net investment in Superior	865,887					865,887
Warrant	1,000					1,000
Mandatorily redeemable series A cumulative convertible preferred stock	3,149			6,080		9,229
Stockholders' deficit:
9% cumulative convertible preferred stock at liquidation value	427					427
Common stock: $.10 par value; 22,084,694 shares issued at June 30, 2003	2,208					2,208
Capital in excess of par value	164,507			5,086	(4)	169,593
Accumulated other comprehensive deficit	(11,624)					(11,624)
Accumulated deficit	(896,328)			(5,086)	(4)	(901,414)

	(740,810)					(740,810)
Treasury stock(3)	(93,512)	(2,959	)(2)			(96,471)
Receivable from stockholders	(518)					(518)

Total stockholders' deficit	(834,840)	(2,959)				(837,799)

Total capitalization	$68,432	$(5)		$6,080		$74,507

(1)
The discount of $1.391 million reflects the difference between the exchange offer rate of $1.25 per share and the $0.85 closing price of our common stock on August 4, 2003.

(2)
Takes into account cash paid in lieu of fractional notes.

(3)
Shares held in treasury as of June 30, 2003 totaled 7,872,798, excluding the effect of the exchange offer that was consummated on August 4, 2003. As adjusted for the effect of the exchange offer, treasury shares held as of June 30, 2003 totaled 11,352,454.

(4)
Represents the beneficial conversion feature of the series A preferred stock. The conversion price is $0.55 and the closing price of our common stock at the consummation of the rights offering is assumed to be $1.01, which is the closing price of our common stock on September 16, 2003. The beneficial conversion feature of $5,086,000 is recognized as a dividend as of the date of consummation of the rights offering because the series A preferred stock will be convertible into common stock as of that date.

SELECTED CONSOLIDATED FINANCIAL DATA

        Set forth below are certain selected historical consolidated financial data of Alpine. This information should be read in conjunction with the consolidated financial statements of Alpine and related notes thereto and Management's Discussion and Analysis of Financial Condition and Results of Operations contained in our Annual Report on Form 10-K for the year ended December 31, 2002, which is incorporated by reference herein. The selected historical consolidated financial data for, and as of the end of, each of the years in the three-year period ended December 31, 2002, for, and as of the end of, the eight months ended December 31, 1999, and for, and as of the end of, each of the fiscal years ended April 30, 1999 and 1998, are derived from our audited consolidated financial statements. Quarterly financial information is derived from unaudited financial data, but in the opinion of management, reflects all adjustments (consisting only of normal recurring adjustments) which are necessary to present fairly the results for such interim periods. Interim results at and for the six months ended June 30, 2003 are not necessarily indicative of the results that may be expected for the year ending December 31, 2003. The interim period comparative disclosure for 2003 and 2002 is not comparable due to the deconsolidation of Superior effective December 11, 2002.

	Year Ended December 31,				Fiscal Year Ended April 30,(1)		Six Months Ended June 30,
				Eight Months Ended December 31, 1999(2)
	2002(4)	2001	2000		1999	1998	2003	2002
	(In millions, except per share data and ratios)
Statement of Operations Data:
Net sales	$1,402.4	$1,747.3	$2,049.0	$1,376.9	$1,148.1	$518.5	$184.8	$768.6
Cost of goods sold	1,232.6	1,471.4	1,708.9	1,122.6	915.5	419.3	165.8	674.0

Gross profit	169.8	275.9	340.1	254.3	232.6	99.2	19.0	94.6
Selling, general and administrative expenses	142.5	158.5	164.7	102.5	93.9	28.8	22.3	75.3
Restructuring and other charges	36.5	10.7	15.0	4.7	7.3	—	5.0	33.1
Loss on asset sale and impairments	463.7	—	—	—	—	—	—	—
Amortization of goodwill(5)	—	21.2	21.1	13.8	8.4	1.7	—	—

Operating income (loss)	(472.9)	85.5	139.4	133.3	123.0	68.7	(8.3)	(13.8)
Interest expense(6)	(103.1)	(122.2)	(138.5)	(86.7)	(61.1)	(13.2)	(2.0)	(53.2)
Loss on investments in securities	(4.1)	(33.8)	(10.5)	—	—	—	0.1	(2.5)
Other income (expense), net	(1.8)	9.1	6.9	4.7	2.0	4.2	(0.1)	0.9

Income (loss) from continuing operations before income taxes, distributions on preferred securities of subsidiary trust, minority interest, equity in earnings of affiliate, extraordinary items and cumulative effect of accounting change	(581.9)	(61.4)	(2.8)	51.3	63.9	59.7	(10.3)	(68.6)
Benefit (provision) for income taxes(6)	94.6	21.4	(1.1)	(21.1)	(27.6)	(23.9)	3.9	28.8

Income (loss) from continuing operations before distributions on preferred securities of subsidiary trust, minority interest, equity in earnings of affiliate, extraordinary items and cumulative effect of accounting change	(487.3)	(40.0)	(4.0)	30.2	36.3	35.8	(6.4)	(39.8)

Distributions on preferred securities of subsidiary trust	(15.2)	(15.4)	(15.1)	(10.0)	(1.3)	—	—	(8.2)

Income (loss) from continuing operations before minority interest, equity in earnings of affiliate, extraordinary items and cumulative effect of accounting change	(502.5)	(55.3)	(19.1)	20.2	35.0	35.8	(6.4)	(48.0)
Minority interest in (earnings) losses of subsidiaries, net	3.5	17.1	6.1	(11.4)	(18.7)	(20.3)	—	1.9
Equity in earnings of affiliate	(0.1)	1.3	1.7	2.2	—	—	0.3	—

Income (loss) from continuing operations before extraordinary items and cumulative effect of accounting change	(499.1)	(36.9)	(11.2)	11.0	16.3	15.5	(6.1)	(46.1)
Income (loss) from discontinued operations(3)	—	5.9	—	35.4	(2.7)	(0.2)	—	—

Income (loss) before extraordinary items and cumulative effect of accounting change	(499.1)	(31.0)	(11.2)	46.4	13.6	15.3	(6.1)	(46.1)
Extraordinary items	12.6	—	—	—	—	—	—	—
Cumulative effect of accounting change	(388.1)	—	—	—	—	—	—	(388.1)

Net income (loss)	$(874.6)	$(31.0)	$(11.2)	$46.4	$13.6	$15.3	$(6.1)	$(434.2)

Income (loss) per share of common stock:
Basic
Income (loss) from continuing operations	$(33.61)	$(2.52)	$(0.77)	$0.74	$0.99	$0.91	$(0.41)	$(3.12)
Income (loss) from discontinued operations	—	0.41	—	2.39	(0.17)	(0.01)	—	—
Extraordinary items	0.85	—	—	—	—	—	—	—
Cumulative effect of accounting change	(26.13)	—	—	—	—	—	—	(26.22)

Net income (loss) per share of common stock	$(58.89)	$(2.12)	$(0.77)	$3.13	$0.82	$0.90	$(0.41)	$(29.34)

Diluted
Income (loss) from continuing operations	$(33.61)	$(2.52)	$(0.77)	$0.67	$0.91	$0.83	$(0.41)	$(3.12)
Income (loss) from discontinued operations	—	0.41	—	2.17	(0.15)	(0.01)	—	—
Extraordinary items	0.85	—	—	—	—	—	—	—
Cumulative effect of accounting change	(26.13)	—	—	—	—	—	—	(26.22)

Net income (loss) per share of common stock	$(58.89)	$(2.11)	$(0.77)	$2.84	$0.76	$0.82	$(0.41)	$(29.34)

Weighted average shares outstanding:
Basic	14.851	14.629	14.779	14.817	16.405	16.986	15.019	14.800
Diluted	14.851	14.629	14.779	16.334	17.887	18.774	15.019	14.800
Ratio of earnings to fixed charges:
Earnings	(474.7)	65.8	140.9	141.0	127.7	73.2	(7.6)	(13.4)
Fixed charges	122.0	143.3	163.4	101.6	65.0	13.5	2.7	63.2
Ratio	(3.89)	0.46	0.86	1.39	1.96	5.43	(2.78)	(0.21)
Deficiency in earnings to meet 1-to-1 ratio	596.8	77.5	22.5				10.4	76.6
	Year Ended December 31,				Fiscal Year Ended April 30,(1)
				Eight Months Ended December 31, 1999			Six Months Ended June 30, 2003
	2002(4)	2001	2000		1999	1998
Balance Sheet Data (at end of period):
Working capital	$109.5	$113.3	$40.6	$170.0	$247.4	$64.8	$64.5
Total assets	183.1	1,952.2	2,094.4	2,183.6	2,109.0	320.4	133.6
Total long-term debt	72.1	1,269.0	1,284.4	1,338.9	1,302.4	97.1	33.2
Mandatorily redeemable preferred stock	—	136.0	134.9	134.0	133.4	—	3.1
Total debt, including mandatorily redeemable preferred stock	72.1	1,405.0	1,419.3	1,472.9	1,435.8	97.1	36.3
Preferred stock	0.4	0.4	0.4	0.4	0.4	0.4	0.4
Total stockholders' equity (deficit)	(829.2)	46.1	64.6	95.0	56.4	77.5	(834.8)
Book value per share of common stock	(58.7)	3.3	4.7	6.6	3.7	4.5	(58.8)

(1)
The results of operations include, on a prospective basis, the acquisition of 51% of Cables of Zion United Works, Ltd. by Superior TeleCom Inc. on May 5, 1998, the acquisition of 81% of Essex International Inc. by Superior TeleCom Inc. on November 27, 1998 and the acquisition of the remaining 19% of Essex International Inc. by Superior TeleCom Inc. on March 31, 1999.

(2)
On December 20, 1999, we elected to change our fiscal year end to December 31 from April 30. This change was made effective on December 31, 1999.

(3)
On August 6, 1999, we completed the disposition by merger of our subsidiary Premier Refractories International Inc. The results of operations (including the gain on sale from the disposition of Premier Refractories International Inc.) for this segment have been reflected as discontinued operations for the periods presented. See Note 4 to our consolidated financial statements in our Annual Report on Form 10-K for the year ended December 31, 2002, which is incorporated herein by reference.

(4)
On December 11, 2002, we acquired substantially all of the assets, subject to related accounts payable and accrued liabilities, of Superior TeleCom Inc.'s electrical wire business. Additionally, in connection with the acquisition certain changes were made with respect to our indirect voting interests in Superior TeleCom Inc. such that we no longer controlled Superior TeleCom Inc. Accordingly, effective for periods after December 11, 2002 our investment in Superior TeleCom Inc. is accounted for using the equity method. See Notes 1 and 5 to our consolidated financial statements in our Annual Report on Form 10-K for the year ended December 31, 2002, which is incorporated herein by reference.

(5)
Effective January 1, 2002, we adopted SFAS No. 142 (Business Combinations), which resulted in a change in the accounting treatment for goodwill, effectively eliminating any goodwill amortization.

(6)
Includes reclassification of the historical gains (losses) on extinguishment of debt (and related tax provision) from extraordinary item to interest expense.

DESCRIPTION OF CAPITAL STOCK

General

        The following are descriptions of the material terms of our common stock, preferred stock, series A cumulative convertible preferred stock, 9% cumulative convertible senior preferred stock and 9% cumulative convertible preferred stock.

Common Stock

        We are authorized to issue 25,000,000 shares of common stock. The holders of our common stock are entitled to one vote per share on all matters to be voted upon by the stockholders. Subject to the prior rights of the series A cumulative convertible preferred stock, the 9% cumulative convertible senior preferred stock and the 9% cumulative convertible preferred stock, and other series or classes hereafter authorized of our preferred stock having superior or pari passu dividend rights to our common stock, the holders of common stock are entitled to receive such lawful dividends as may be declared by our board of directors. In the event of our liquidation, dissolution or winding up, subject to the prior rights of the series A preferred stock, the 9% senior preferred stock and the 9% preferred stock and any other series or classes of preferred stock hereinafter authorized having superior or pari passu liquidation rights to our common stock, the holders of common stock are entitled to share ratably in all of our assets available for distribution to our stockholders. There are no redemption or sinking fund provisions applicable to our common stock. All of the outstanding shares of common stock are, and all of the shares of common stock issuable upon conversion of the series A preferred stock, the 9% senior preferred stock and the 9% preferred stock, upon issuance in accordance with their respective terms, will be, validly issued, fully paid and non-assessable. Holders of our common stock do not have preemptive rights.

Preferred Stock

        General.    We are authorized to issue 500,000 shares of preferred stock, of which 8,287 shares of series A preferred stock, 250 shares of 9% senior preferred stock and 177 shares of 9% preferred stock are issued and outstanding. Subject to certain restrictions described below, our board of directors, without further stockholder approval, has the authority to issue, at any time and from time to time, the preferred stock as preferred stock of any series and, in connection with the creation of each such series, to fix the number of shares of such series and the powers, designations, preferences, rights, qualifications, limitations and restrictions of such series to the full extent now or hereafter permitted by the laws of Delaware.

  Series A Cumulative Convertible Preferred Stock

        Dividends.    Subject to certain limitations, holders of shares of the series A preferred stock are entitled to receive, when, as and if declared by the board of directors out of our funds legally available for payment, cash dividends at an annual rate of $30.40 per share. The series A preferred stock has priority as to dividends over our common stock and any other series or class of our stock hereinafter authorized which ranks junior as to dividends to the series A preferred stock. The 9% senior preferred stock and the 9% preferred stock have priority as to dividends over the series A preferred stock.

        Liquidation Rights.    In case of our voluntary or involuntary liquidation, dissolution or winding up, after the payment of the liquidation preference in respect of the 9% senior preferred stock and 9% preferred stock, holders of shares of series A preferred stock will be entitled to receive the liquidation price of $380.00 per share, plus an amount equal to (a) if the liquidation, dissolution or winding up occurs prior to December 31, 2007, all dividends that would be payable on a share of series A preferred stock from the date of liquidation, dissolution or winding up through December 31, 2007 and (b) any accrued and unpaid dividends to the payment date, before any payment or distribution is made to the holders of common stock or any other series or class of our stock which ranks junior as to liquidation rights to the series A preferred stock, subject to certain exceptions. The 9% senior preferred stock and the 9% preferred stock have priority as to the payment of a liquidation preference over the series A preferred stock. The holders of series A preferred stock and all series or classes of our stock hereafter issued which rank on a parity as to liquidation rights with the series A preferred stock are entitled to share ratably, in accordance with the respective preferential amounts payable on such stock, in any distribution (after payment of the liquidation of any stock which ranks senior as to liquidation rights to the series A preferred stock) which is not sufficient to pay in full the aggregate of the amounts payable thereon. After payment in full of the liquidation price of the shares of the series A preferred stock, plus (a) if the liquidation, dissolution or winding up occurs prior to December 31, 2007, all dividends that would be payable on a share of series A preferred stock from the date of liquidation, dissolution or winding up through December 31, 2007 and (b) accrued but unpaid dividends to the payment date, the holders of such shares will not be entitled to any further participation in any distribution of our assets.

        Voting Rights.    The holders of the series A preferred stock are entitled to vote their shares on an as-converted basis together with our common stock.

        In addition, so long as any shares of the series A preferred stock are outstanding, we will not, without the affirmative vote or consent of the holders of at least a majority of the outstanding shares of the series A preferred stock, voting as a class, issue any capital stock ranking senior to the series A preferred stock or amend, alter or repeal our certificate of incorporation if the amendment, alteration or repeal materially and adversely affects the powers, preferences or special rights of the series A preferred stock. However, any increase in our authorized preferred stock or the creation and issuance of any other capital stock ranking on a parity with or junior to the series A preferred stock will not be deemed to materially and adversely affect such powers, preferences or special rights. In addition, holders of a majority of the outstanding shares of series A preferred stock must approve any merger or consolidation involving us or any sale or other disposition of all or substantially all of our assets.

        Mandatory Offer of Redemption Upon Change of Control.    In the event that we experience a change of control, we will, subject to certain limitations, offer to redeem all of the then outstanding shares of series A preferred stock at a cash redemption price per share equal to $380.00, plus an amount per share in cash equal to (i) all dividends on the series A preferred stock accrued and unpaid on such share and (ii) if the change of control occurs prior to December 31, 2007, all dividends on the series A preferred stock that would be payable thereon from the redemption date through December 31, 2007. We may not redeem less than all of the series A preferred stock at any time outstanding until all accrued but unpaid dividends on all series A preferred stock then outstanding has been paid.

        Mandatory Redemption.    On December 31, 2009 and on the last day of every calendar quarter thereafter until all outstanding shares of series A preferred stock have been redeemed, we will redeem for cash 1/12th of the shares of series A preferred stock outstanding on the first such redemption date at $380.00 per share, plus an amount per share in cash equal to all dividends accrued and unpaid on such share to the date fixed for redemption. We may not redeem any shares of series A preferred stock until all accrued but unpaid dividends on all series A preferred stock then outstanding has been paid.

        Conversion at Option of the Holders.    At any time after the earlier to occur of (a) the consummation of the first public offering to our stockholders of rights to purchase shares of the series A preferred stock pursuant to an effective registration statement filed under the Securities Act and (b) March 31, 2004, and prior to the conversion termination date (as described in the next sentence), the holders of series A preferred stock may convert their shares of series A preferred stock into common stock at a specified conversion rate (691 shares of common stock for each share of series A preferred stock), subject to adjustment in the event of stock splits, stock dividends, recapitalizations, mergers and the like. The conversion termination date means the close of business on the earlier to occur of: (1) the date which is 10 days preceding the date fixed for the redemption of shares of series A preferred stock if there is no default in payment of the change of control redemption price and (2) December 21, 2009.

        Conversion at Our Option.    After the earlier to occur of (a) the consummation of the first public offering to our stockholders of rights to purchase shares of the series A preferred stock pursuant to an effective registration statement filed under the Securities Act and (b) March 31, 2004, we may cause the series A preferred stock to be converted into common stock if the common stock is then listed on the New York Stock Exchange or the American Stock Exchange or is traded in the Nasdaq National Market System and the average closing price of a share of common stock, for any 20 consecutive trading days, equals or exceeds 300% of the conversion price then in effect (currently $0.55). We must notify holders of any mandatory conversion within 15 days after the end of the 20-day trading period.

  9% Cumulative Convertible Senior Preferred Stock

        Dividends.    Subject to certain limitations, holders of shares of the 9% senior preferred stock are entitled to receive, when, as and if declared by the board of directors out of our funds legally available for payment, cash dividends at an annual rate of $90 per share. The 9% senior preferred stock has priority as to dividends over our common stock, the series A preferred stock, the 9% preferred stock and any other series or class of our stock hereafter authorized which ranks junior as to dividends to the 9% senior preferred stock.

        Liquidation Rights.    In case of our voluntary or involuntary liquidation, dissolution or winding up, holders of shares of the 9% senior preferred stock will be entitled to receive the liquidation price of $1,000 per share, plus an amount equal to any accrued and unpaid dividends to the payment date, before any payment or distribution is made to the holders of common stock, the series A preferred stock, the 9% preferred stock or any other series or class of our stock hereafter authorized which ranks junior as to liquidation rights to the 9% senior preferred stock, subject to certain exceptions. The holders of the 9% senior preferred stock and all series or classes of our stock hereafter issued which rank on a parity as to liquidation rights with the 9% senior preferred stock are entitled to share ratably, in accordance with the respective preferential amounts payable on such stock, in any distribution (after payment of the liquidation of any stock which ranks senior as to liquidation rights to the 9% senior preferred stock) which is not sufficient to pay in full the aggregate of the amounts payable thereon. After payment in full of the liquidation price of the shares of the 9% senior preferred stock, the holders of such shares will not be entitled to any further participation in any distribution of our assets.

        Voting Rights.    The holders of the 9% senior preferred stock are entitled to 100 votes per share and vote their shares together with the holders of our common stock.

        In addition, so long as any shares of the 9% senior preferred stock are outstanding, we will not, without the affirmative vote or consent of the holders of at least 66 2/3% of the outstanding shares of the 9% senior preferred stock, voting as a class: (1) amend any of the principal terms of the 9% senior preferred stock; (2) authorize, create, issue or sell any capital stock ranking senior to, on a parity with, the 9% senior preferred stock as to dividend or liquidation rights; or (3) merge or consolidate with any other entity or sell or otherwise transfer all or substantially all of our assets.

        Redemption at Our Option.    We may, at our option, redeem the 9% senior preferred stock for $1,000 per share if the closing price of a share of our common stock, for any 30 trading days within a period of 45 consecutive trading days, shall have equaled or exceeded 140% of the prevailing conversion price of the 9% senior preferred stock. There is no mandatory redemption or sinking fund obligation with respect to the 9% senior preferred stock, and there is no restriction on the redemption of the 9% senior preferred stock while there is an arrearage in the payment of dividends.

        Conversion Rights.    The holders of the 9% senior preferred stock are entitled at any time to convert their shares of 9% senior preferred stock into common stock at a specified conversion rate (currently 170.1 shares of common stock, as adjusted to reflect the June 2003 private placement), subject to adjustment in the event of issuances by us of common stock at prices below the prevailing conversion price and stock splits, stock dividends, recapitalizations, mergers and the like.

  9% Cumulative Convertible Preferred Stock

        Dividends.    Subject to certain limitations, holders of shares of the 9% preferred stock are entitled to receive, when, as and if declared by the board of directors out of our funds legally available for payment, cash dividends at an annual rate of $.09 per share. The 9% preferred stock has priority as to dividends over our common stock, the series A preferred stock and any other series or class of our stock hereafter authorized which ranks junior as to dividends to the 9% preferred stock. The 9% preferred stock is junior to the 9% senior preferred stock as to dividends.

        Liquidation Rights.    In case of our voluntary or involuntary liquidation, dissolution or winding up, holders of shares of the 9% preferred stock will be entitled to receive the liquidation price of $1.00 per share, plus an amount equal to any accrued and unpaid dividends to the payment date, before any payment or distribution is made to the holders of common stock, the series A preferred stock or any other series or class of our stock hereafter authorized which ranks junior as to liquidation rights to the 9% preferred stock, subject to certain exceptions. The 9% preferred stock is junior to the 9% senior preferred stock as to liquidation preference. The holders of the 9% preferred stock and all series or classes of our stock hereafter issued which rank on a parity as to liquidation rights with the 9% preferred stock are entitled to share ratably, in accordance with the respective preferential amounts payable on such stock, in any distribution (after payment of the liquidation of any stock which ranks senior as to liquidation rights to the 9% preferred stock) which is not sufficient to pay in full the aggregate of the amounts payable thereon. After payment in full of the liquidation price of the shares of the 9% preferred stock, the holders of such shares will not be entitled to any further participation in any distribution of our assets.

        Voting Rights.    The holders of the 9% preferred stock are not entitled to any voting rights, except as required by Delaware law.

        Redemption at Our Option.    We may, at our option, redeem the 9% preferred stock for $1.00 per share at any time. There is no mandatory redemption or sinking fund obligation with respect to the 9% preferred stock, and there is no restriction on the redemption of the 9% preferred stock while there is an arrearage in the payment of dividends.

        Conversion Rights.    The holders of the 9% preferred stock are entitled at any time to convert their shares of 9% preferred stock into common stock at a specified conversion rate (currently one share of 9% preferred stock into 105.5 shares of common stock), subject to adjustment in the event of stock splits, stock dividends, recapitalizations, mergers and the like.

Stockholder Rights Plan

        Under our stockholder rights plan, which was last amended in March 2003, one preferred share purchase right is attached to each share of our common stock pursuant to which the holder will, in certain takeover-related circumstances, become entitled to purchase from us one one-hundredth of a share of series A junior participating preferred stock at a price of $75.00, subject to adjustment, with each share having substantially the rights and preferences of 100 shares of common stock. The rights will separate from the common stock after a person or entity or group of affiliated or associated persons, which we refer to as an "acquiring person" (other than Steven S. Elbaum, our chairman and chief executive officer, unless he acquires beneficial ownership of more than 40% of our outstanding common stock), acquire, or commence a tender offer that would result in a person or group acquiring, beneficial ownership of 15% or more of our outstanding common stock. Grants of stock options and restricted stock by our board of directors (and its committees) to our officers, including under contractual commitments, will not, by itself, cause an officer to become an acquiring person under the stockholder rights plan. Also, in certain takeover-related circumstances, each right (other than those held by an acquiring person) will be exercisable for shares of our common stock or stock of the acquiring person having a market value of twice the exercise price. Once certain triggering events have occurred to cause the rights to become exercisable, each right may be exchanged by us for one share of common stock. We may redeem the rights at any time, prior to the time that a person becomes an acquiring person, before their expiration on February 17, 2009 at a redemption price of $0.01 per right. There are 200,000 shares of series A junior participating preferred stock reserved for issuance under our stockholder rights plan.

Delaware Business Combination Statute

        Section 203 of the Delaware General Corporation Law prohibits a Delaware corporation from engaging in a wide range of specified transactions with any interested stockholder, defined to include, among others, any person or entity who in the last three years obtained 15% or more of any class or series of stock entitled to vote in the election of directors, unless, among other exceptions, the transaction is approved by (1) the board of directors prior to the date the interested stockholder obtained such status or (2) the holders of two-thirds of the outstanding shares of each class or series of stock entitled to vote generally in the election of directors, not including those shares owned by the interested stockholder. By virtue of our decision not to elect out of the statute's provisions, the statute applies to us. The statute could prohibit or delay the accomplishment of mergers or other takeovers or changes in control attempts with respect to us and, accordingly, may discourage attempts to acquire us.

 UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

        The following is a summary of the material United States federal income tax consequences of the rights offering to you, as a holder of our common stock, if you are a "United States person" for United States federal income tax purposes and you hold your shares of our common stock as a capital asset. For United States federal income tax purposes, a "United States person" is:

  •
  a United States citizen or resident alien as determined under the Internal Revenue Code of 1986;

  •
  a corporation or partnership (as defined by the Internal Revenue Code) that is organized under the laws of the United States or any state;

  •
  an estate, the income of which is subject to United States federal income taxation regardless of its source; or

  •
  a trust if a court within the United States is able to exercise primary supervision over its administration and at least one United States person is authorized to control all of its major decisions.

        This summary is not a substitute for professional tax advice that takes into account the particular issues relevant to various individual situations. Regardless of your particular situation, you should consult your own tax advisor on the possible United States federal, state and local, as well as any possible foreign, tax consequences of the rights offering to you. In addition, the following discussion does not address even, in general terms, any state, local or foreign tax results of the rights offering.

        This summary is based on the Internal Revenue Code of 1986, as amended, administrative pronouncements, judicial decisions and existing and proposed Treasury regulations, each as in effect as of the date of this registration statement, any of which could change at any time, possibly with retroactive effect, and all of which are subject to differing interpretations. This summary also does not address the effect of the rights offering on you if you are a taxpayer subject to special rules, such as a financial institution, insurance company, tax-exempt investor or a dealer in securities.

        Distribution.    The distribution by a corporation to the holders of its common stock of rights to acquire its convertible preferred stock will not be taxable unless the distribution of the rights will result in a "disproportionate" distribution. In general, a distribution will be treated as disproportionate when considering all relevant facts and circumstances such as the time within which the conversion right must be exercised, the dividend rate, the marketability of the stock and the conversion price, the distribution is likely to result in some shareholders exercising their conversion rights and receiving common stock and others receiving money or other property. We believe that the distribution will not be treated as a disproportionate distribution and that you will not be taxed on the receipt of the subscription rights.

        Tax Basis for Subscription Right.    Your basis in the subscription rights will be zero unless (a) the fair market value of a subscription right on the date of distribution is equal to or greater than 15% of the fair market value of 500 shares of our common stock, or (b) you make a special irrevocable election under Section 307(b) of the Internal Revenue Code, in which case your basis in the subscription rights will be determined by allocating your adjusted bases in the shares on which the subscription rights are issued between such shares and the subscription rights in proportion to their relative fair market values on the date the subscription rights are distributed. The allocation of basis, however, will be effective only in the event that you exercise your subscription rights.

        Exercise or Lapse of Rights.    No gain or loss will be recognized on exercise of the subscription rights. No gain or loss will be recognized if you do not exercise the subscription rights before they expire and your subscription rights therefore lapse. Any allocation of basis to the subscription rights will not be effective if the rights lapse. Therefore, in the event of such a lapse, your basis in your shares will be the same as the basis determined as if the subscription rights were never issued.

        Recognition of Dividend Income with respect to Series A Preferred Stock and Common Stock Issuable upon Conversion of Series A Preferred Stock.    You will recognize dividend income only with respect to dividends actually declared and paid to you, to the extent that the distributions are made from our current or accumulated earnings and profits calculated in accordance with United States federal income tax principles. If the amount of any distribution paid to you exceeds our current or accumulated earnings and profits, the excess will first be treated as a return of capital, causing a reduction in your tax basis in your shares of series A preferred stock (up to the amount of your basis), and any amount in excess of your basis will be treated as capital gain recognized on a sale or exchange. In general, with respect to shares that meet certain holding period requirements, dividends received by individuals in tax years beginning after 2002 and prior to 2009 are taxed at a maximum rate of 15%.

        Tax Basis and Holding Period for Series A Preferred Stock.    Upon exercise of the subscription rights, your basis in the shares of series A preferred stock will be determined by adding your basis in the subscription rights, if any, to the exercise price. The holding period for the shares of series A preferred stock begins on the date the subscription rights are exercised.

        Tax Basis and Holding Period for Common Stock Issuable Upon Conversion of the Series A Preferred Stock.    No gain or loss will be recognized on conversion of the series A preferred stock into common stock. Upon conversion of the series A preferred stock into common stock, your basis in the common stock will be equal to your basis in the preferred stock and your holding period for the common stock will have begun on the date that your holding period for the shares of series A preferred stock began; i.e., the date that the subscription rights were exercised.

        Sale of the Series A Preferred Stock or Common Stock.    Gain or loss will be recognized on the sale of the shares of series A preferred stock or common stock received as a result of the conversion of the series A preferred stock, in the amount of the difference between the holder's basis in such shares and the amount realized in the sale. Gain or loss recognized in connection with the sale of shares will be either short-term or long-term capital gain or loss, depending on the length of the holding period for such shares.

        Redemption of the Series A Preferred Stock.    In the event of the redemption of the series A preferred stock, each holder thereof whose shares are redeemed will recognize a long or short term capital gain or loss equal to the difference, if any, between such holder's basis in the series A preferred stock so redeemed and the price paid to such holder in the redemption, including any amount paid with respect to accrued but undeclared and unpaid dividends and dividends that would be payable following the redemption date.

        Backup Withholding.    Each rights holder who elects to exercise rights is required to provide the subscription agent with the holder's correct taxpayer identification number, or "TIN," on Substitute Form W-9 and to certify that the holder's TIN is correct (or that the holder is waiting for a TIN) or otherwise establish a basis for an exemption from backup withholding. If the holder is an individual, generally the TIN is the holder's U.S. social security number. If the subscription agent is not provided with the correct TIN, the holder may be subject to a $50 penalty imposed by the Internal Revenue Service pursuant to federal law. In addition, payments by Alpine with respect to the shares of series A preferred stock purchased upon the exercise of rights may be subject to backup withholding at up to 31%. Backup withholding is not an additional tax. Rather, the U.S. federal income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund may be obtained from the Internal Revenue Service if specified conditions are met.

        Some holders of securities (including all corporations and some foreign individuals and entities) are treated as exempt recipients not subject to backup withholding and reporting requirements. In order for a foreign individual or entity to qualify as an exempt recipient, generally that holder must attest to his, her or its exempt status on Form W-8, under penalties of perjury. Foreign holders that submit a Form W-8 and are treated as exempt recipients not subject to backup withholding may still be subject to withholding at a 30% rate with respect to any payments made on the series A preferred stock.

LEGAL MATTERS

        The legality of the shares of series A preferred stock offered hereby and the shares of our common stock issuable upon conversion of the series A preferred stock will be passed upon for us by Proskauer Rose LLP, New York, New York.

EXPERTS

        The financial statements and the related financial statement schedules incorporated in this prospectus by reference from Alpine's Annual Report on Form 10-K for the year ended December 31, 2002 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

        Our consolidated financial statements as of December 31, 2001, and for each of the two years in the period ended December 31, 2001, incorporated by reference in this prospectus were audited by Arthur Andersen LLP, independent public accountants.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

        The information incorporated by reference in this prospectus as described below is considered to be a part of this prospectus, except for any information that is modified or superseded by information that is included directly in this prospectus by a document subsequently filed with the SEC and provided herewith. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

        This prospectus incorporates by reference the documents listed below that we have previously filed with the SEC and that are delivered with this prospectus. They contain important information about Alpine and its financial condition.

•	Annual Report on Form 10-K for the year ended December 31, 2002, as amended
•	Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2003
•	Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2003
•	Current Reports on Form 8-K filed on March 11, 2003 and June 24, 2003

WHERE YOU CAN FIND
ADDITIONAL INFORMATION

        We have filed with the SEC a registration statement on Form S-2 together with all amendments and related exhibits under the Securities Act of 1933. The registration statement contains additional information about us and the securities being offered by this prospectus. You may inspect the registration statement and the exhibits without charge at the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain copies from the SEC at prescribed rates. In addition, the SEC maintains a web site at http://www.sec.gov that contains the registration statement.

        We file annual, quarterly and current reports, proxy statements and other information with the SEC. You can inspect our SEC filings, without charge, at the public reference facilities of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. The SEC also maintains a web site at http://www.sec.gov that contains our SEC filings. You can also obtain copies of these materials from the public reference section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Please call the SEC at (800) SEC-0330 for further information on the public reference room. Copies may also be obtained, after paying a duplicating fee, by electronic request to publicinfo@sec.gov or by written request to Public Reference Section, Washington, D.C. 20549-0102.

        We have not authorized any dealer, salesman or other person to give any information or to make any representation other than those contained or incorporated by reference in this prospectus. You should not rely upon any information or representation not contained or incorporated by reference in this prospectus as if we had authorized it. This prospectus does not constitute an offer to sell or a solicitation of any offer to buy any security other than the registered securities to which it relates, nor does it constitute an offer to sell or a solicitation of an offer to buy any securities in any jurisdiction to any person to whom it is unlawful to make such an offer or solicitation in such jurisdiction. The information contained in this prospectus is accurate as of the date of this prospectus.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

        The following table shows the expenses, other than underwriting discounts, which the Company expects to incur in connection with the issuance and distribution of the securities being registered under this registration statement. All expenses are estimated except for the Securities and Exchange Commission registration fee.

Securities and Exchange Commission registration fee	$492
Legal fees and expenses	200,000
Accounting fees and expenses	40,000
Printing and engraving expenses	50,000
Registrar and transfer agent's fee	7,500
Miscellaneous	2,500

Total	$300,492

Item 15. Indemnification of Directors and Officers.

        Section 145 of the General Corporation Law of the State of Delaware ("Section 145") permits a Delaware corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

        In the case of an action by or in the right of the corporation, Section 145 permits the corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation. No indemnification may be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

        To the extent that a director, officer, employee, or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in the preceding two paragraphs, Section 145 requires that he be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith.

        Section 145 provides that expenses (including attorneys' fees) incurred by an officer or director in defending any civil, criminal, administrative, or investigative action, suit, or proceeding may be paid by the corporation in advance of the final disposition of such action, suit, or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the corporation as authorized in Section 145.

        Alpine's Certificate of Incorporation eliminates the personal liability of the directors of Alpine to Alpine or its stockholders for monetary damages for breach of fiduciary duty as directors, with certain exceptions. Alpine's Certificate of Incorporation requires indemnification of directors and officers of the Company, and for advancement of litigation expenses to the fullest extent permitted by Section 145.

        Alpine maintains a standard form of officers' and directors' liability insurance policy, which provides coverage to the officers and directors of Alpine for certain liabilities, including certain liabilities which may arise out of this registration statement.

Item 16. Exhibits.

Exhibit No.		Description of Exhibits
2(a	)	Stock Purchase Agreement, dated February 14, 1992, by and between Alpine and Dataproducts Corporation, relating to the purchase of shares of capital stock of DNE Systems, Inc. (incorporated herein by reference to Exhibit 1 to the Current Report on Form 8-K of Alpine dated March 2, 1992).
2(b	)
Agreement and Plan of Merger, dated as of June 17, 1993 and amended on September 24, 1993, by and between Alpine and Superior TeleTec Inc. (incorporated herein by reference to Exhibit 2 to the Registration Statement on Form S-4 (Registration No. 33-9978) of Alpine, as filed with the Securities and Exchange Commission (the "Commission") on October 5, 1993).
2(c	)
Share Purchase Agreement, dated as of May 5, 1998, among CLAL Industries and Investments Ltd., ISAL Holland B.V. and Halachoh Hane'eman Hashivim Veshmona Ltd. (incorporated herein by reference to Exhibit 1 to the Current Report on Form 8-K of Alpine dated May 5, 1998).
2(d	)
Asset Purchase Agreement, dated October 2, 1998, among Cables of Zion United Works Ltd., Cvalim-The Electric Wire and Cable Company of Israel Ltd. and Dash Cable Industries (Israel) Ltd. (incorporated herein by reference to Exhibit 1 to the Current Report on Form 8-K of Alpine dated December 31, 1998).
2(e	)
Amendment No. 1 to Asset Purchase Agreement, dated December 31, 1998, among Cables of Zion United Works Ltd., Cvalim-The Electric Wire and Cable Company of Israel Ltd. and Dash Cable Industries (Israel) Ltd. (incorporated herein by reference to Exhibit 2 to the Current Report on Form 8-K of Alpine dated December 31, 1998).
2(f	)
Agreement and Plan of Merger, dated as of May 28, 1999, among Cookson Group plc, PRI Acquisition, Inc., Alpine and Premier Refractories International Inc. (incorporated herein by reference to Exhibit 2(o) to the Annual Report on Form 10-K of Alpine for the fiscal year ended April 30, 1999 (the "1999 10-K")).
2(g	)
Purchase Agreement, dated October 31, 2002, by and among Superior TeleCom Inc., Superior Telecommunications Inc., Essex International Inc., Essex Group, Inc., The Alpine Group, Inc. and Alpine Holdco Inc. (incorporated herein by reference to Exhibit 10.3 to the Quarterly Report on Form 10-Q of Alpine for the quarter ended September 30, 2002).

3(a	)	Certificate of Incorporation of Alpine (incorporated herein by reference to Exhibit 3(a) to the Annual Report on Form 10-K of Alpine for the fiscal year ended April 30, 1995 (the "1995 10-K")).
3(b	)
Amendment to the Certificate of Incorporation of Alpine (incorporated herein by reference to Exhibit 3(aa) of Post-Effective Amendment No. 1 to the Registration Statement on Form S-3 (Registration No. 33-53434) of Alpine, as filed with the Commission on May 12, 1993).
3(c	)
Certificate of the Powers, Designations, Preferences and Rights of the 9% Cumulative Convertible Preferred Stock of Alpine (incorporated herein by reference to Exhibit 1 to the Quarterly Report on Form 10-Q of Alpine for the quarter ended January 31, 1989).
3(d	)
Certificate of the Powers, Designations, Preferences and Rights of the 9% Cumulative Convertible Senior Preferred Stock of Alpine (incorporated herein by reference to Exhibit 3(c) to the Annual Report on Form 10-K of Alpine for the fiscal year ended April 30, 1992 (the "1992 10-K")).
3(e	)
Certificate of the Powers, Designations, Preferences and Rights of the 8.5% Cumulative Convertible Senior Preferred Stock of Alpine (incorporated herein by reference to Exhibit 3(e) to the Annual Report on Form 10-K of Alpine for the fiscal year ended April 30, 1994).
3(f	)	Certificate of the Powers, Designations, Preferences and Rights of the 8% Cumulative Convertible Senior Preferred Stock of Alpine (incorporated herein by reference to Exhibit 3(f) to the 1995 10-K).
3(g	)	By-laws of Alpine (incorporated herein by reference to Exhibit 3(g) to the 1995 10-K).
3(h	)*	Certificate of the Powers, Designations, Preferences and Rights of the Series A Cumulative Convertible Preferred Stock of Alpine.
4(a	)
Rights Agreement, dated as of February 17, 1999, between Alpine and American Stock Transfer & Trust Company, as rights agent (incorporated herein by reference to Exhibit 4.1 to the Form 8-A of Alpine, as filed with the Commission on February 18, 1999).
4(b	)
Amendment No. 1, dated March 10, 2003, to the Rights Agreement, dated as of February 17, 1999, between The Alpine Group, Inc. and American Stock Transfer & Trust Company, as rights agent (incorporated herein by reference to Exhibit 4.1 to the Current Report on Form 8-K of Alpine filed on March 11, 2003).
4(c	)*	Indenture, dated as of August 4, 2003, between Alpine and American Stock Transfer & Trust Company, as Trustee, relating to Alpine's 6% junior subordinated notes.
4(d	)*	Form of rights certificate.
5(a	)***	Opinion of Proskauer Rose LLP.
10(a	)
Amended and Restated 1984 Restricted Stock Plan of Alpine (incorporated herein by reference to Exhibit 10.5 to the Registration Statement on Form S-4 (Registration No. 33-9978) of Alpine, as filed with the Commission on October 5, 1993 (the "S-4 Registration Statement")).
10(b	)	Amended and Restated 1987 Long-Term Equity Incentive Plan of Alpine (incorporated herein by reference to Exhibit 10.4 to the S-4 Registration Statement).
10(c	)	Employee Stock Purchase Plan of Alpine (incorporated herein by reference to Exhibit B to the proxy statement of Alpine dated August 22, 1997).

10(d	)	1997 Stock Option Plan (incorporated herein by reference to Exhibit 10(tt) to the Annual Report on Form 10-K of Alpine for the fiscal year ended April 30, 1997 (the "1997 10-K")).
10(e	)	Stock Compensation Plan for Non-Employee Directors of Alpine (incorporated herein by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q of Alpine for the quarter ended January 30, 1999).
10(f	)
Lease Agreement by and between ALP (TX) QRS 11-28, Inc. and Superior TeleTec Transmission Products, Inc., dated as of December 16, 1993 (incorporated herein by reference to Exhibit (i) to the Quarterly Report on Form 10-Q of Alpine for the quarter ended January 31, 1994).
10(g	)	First Amendment to Lease Agreement, dated as of May 10, 1995, by and between ALP (TX) QRS 11-28, Inc. and Superior TeleTec Inc. (incorporated herein by reference to Exhibit 10(o) to the 1995 10-K).
10(h	)
Second Amendment to Lease Agreement, dated as of July 21, 1995, by and between ALP (TX) QRS 11-28, Inc. and Superior Telecommunications Inc. (incorporated herein by reference to Exhibit 10(x) to the 1995 10-K).
10(i	)
Third Amendment to Lease Agreement, dated as of October 2, 1996, by and between ALP (TX) QRS 11-28, Inc. and Superior Telecommunications Inc. (incorporated herein by reference to Exhibit 10.8 to the Registration Statement on Form S-1 (Registration No. 333-09933) of Superior TeleCom Inc. ("Superior TeleCom"), as filed with the Commission on August 9, 1996, as amended (the "TeleCom S-1")).
10(j	)
First Amendment to Guaranty and Surety Agreement, dated as of October 2, 1996, among Alpine, Superior TeleCom and ALP (TX) QRS 11-28, Inc. (incorporated herein by reference to Exhibit 10.12 to the TeleCom S-1).
10(k	)
Employment Agreement, dated as of April 26, 1996, by and between Alpine and Steven S. Elbaum (incorporated herein by reference to Exhibit 10(q) to the Annual Report on Form 10-K of Alpine for the fiscal year ended April 30, 1996 (the "1996 10-K")).
10(l	)
Addendum No. 1 to the Application to Open an Account, dated December 29, 1998, between Cables of Zion United Works Ltd. and Bank Hapoalim B.M. (incorporated herein by reference to Exhibit 3 to the Current Report on Form 8-K of Alpine dated December 31, 1998).
10(m	)
Letter Agreement between Alpine and Superior TeleCom, dated October 8, 1996, relating to a capital contribution by Alpine to Superior TeleCom (incorporated herein by reference to Exhibit 10.2 to the TeleCom S-1).
10(n	)	Letter Agreement between Alpine and Superior TeleCom, dated October 2, 1996, relating to tax indemnification (incorporated herein by reference to Exhibit 10.5 to the TeleCom S-1).
10(o	)	Tax Allocation Agreement, dated as of October 2, 1996, among Alpine, Superior TeleCom and its subsidiaries (incorporated herein by reference to Exhibit 10.9 to the TeleCom S-1).
10(p	)	Exchange Agreement between Alpine and Superior TeleCom, dated October 2, 1996 (incorporated herein by reference to Exhibit 10.10 to the TeleCom S-1).
10(q	)	Registration Rights Agreement, dated October 2, 1996, between Alpine and Superior TeleCom (incorporated herein by reference to Exhibit 10.11 to the TeleCom S-1).

10(r	)	Services Agreement, dated October 2, 1996 (the "Services Agreement"), between Alpine and Superior TeleCom (incorporated herein by reference to Exhibit 10.4 to the TeleCom S-1).
10(s	)	Amendment No. 1, dated as of May 1, 1997, to the Services Agreement (incorporated herein by reference to Exhibit 10(pp) to the 1997 10-K).
10(t	)
Amendment No. 2, dated as of May 1, 1998, to the Services Agreement (incorporated herein by reference to Exhibit 10(uu) to the Annual Report on Form 10-K of Alpine for the fiscal year ended April 30, 1998).
10(u	)	Amendment No. 1, dated as of March 15, 1999, to The Alpine Group, Inc. 1997 Stock Option Plan (incorporated herein by reference to Exhibit 10(ll) to the 1999 10-K).
10(v	)	Amendment No. 2, dated as of April 1, 1999, to The Alpine Group, Inc. 1997 Stock Option Plan (incorporated herein by reference to Exhibit 10(mm) to the 1999 10-K).
10(w	)	Amendment No. 3, dated as of May 14, 1999, to The Alpine Group, Inc. 1997 Stock Option Plan (incorporated herein by reference to Exhibit 10(nn) to the 1999 10-K).
10(x	)
Fourth Amendment to Lease Agreement, dated as of November 27, 1998, between ALP (TX) QRS 11-28, Inc. and Superior Telecommunications Inc. (incorporated herein by reference to Exhibit 10(x) to the Annual Report on Form 10-K of Superior TeleCom for the year ended December 31, 1999 (the "Superior 1999 10-K").
10(y	)
Second Amendment to Guaranty and Suretyship Agreement, dated as of November 27, 1998, among ALP (TX) QRS 11-28, Inc., Superior TeleCom and Alpine (incorporated herein by reference to Exhibit 10(y) to the Superior 1999 10-K).
10(z	)
Amendment No. 3, dated as of May 1, 1999, to the Services Agreement (incorporated herein by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q of Alpine for the quarter ended September 30, 2000).
10(aa	)
The Alpine Group, Inc. Deferred Stock Account Plan (incorporated herein by reference to Exhibit 10(ss) to the Annual Report on Form 10-K of Alpine for the year ended December 31, 2000 (the "2000 10-K")).
10(bb	)	The Alpine Group, Inc. Deferred Cash Account Plan (incorporated herein by reference to Exhibit 10(tt) to the 2000 10-K).
10(cc	)
Amendment dated as of January 1, 2001, to the Services Agreement between The Alpine Group, Inc. and Superior TeleCom Inc. (incorporated herein by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q of Alpine for the quarter ended June 30, 2001).
10(dd	)
Reimbursement Agreement, dated as of November 30, 2001, among The Alpine Group, Inc., Superior Telecommunications Inc. and Superior TeleCom Inc. (incorporated herein by reference to Exhibit 10(qq) to the Annual Report on Form 10-K of Superior TeleCom for the year ended December 31, 2001 (the "Superior 2001 10-K")).
10(ee	)
Amendment Number One to The Alpine Group, Inc. Senior Executive Retirement Plan (Amended and Restated as of January 1, 2001) (incorporated herein by reference to Exhibit 10(ggg) to the Annual Report on Form 10-K of Alpine for the year ended December 31, 2001 (the "2001 10-K")).
10(ff	)	Amendment Number One to The Alpine Group, Inc. Deferred Cash Account Plan (incorporated herein by reference to Exhibit (hhh) to the 2001 10-K).
10(gg	)
Fifth Amendment to Lease Agreement and Waiver, dated as of December 27, 2001, between ALP (TX) QRS 11-28, Inc. and Superior Telecommunications Inc. (incorporated herein by reference to Exhibit 10(yy) to the Superior 2001 10-K).

10(hh	)
Loan and Security Agreement, dated as of December 11, 2002, by and among the lenders identified on the signature pages thereof (together with their respective successors and assigns), Congress Financial Corporation (Southern), as documentation agent, Foothill Capital Corporation, as arranger and administrative agent, Alpine Holdco Inc., DNE Manufacturing and Service Company, DNE Technologies, Inc. and Essex Electric Inc., as borrowers, and DNE Systems, Inc., as a credit party (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K of Alpine filed on December 26, 2002).
10(ii	)
PIK Note dated as of May 20, 2002 by Superior Telecommunications Inc. in favor of The Alpine Group, Inc. (incorporated herein by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q of Alpine for the quarter ended June 30, 2002).
10(jj	)
Amendment, dated January 3, 2003, to the Employment Agreement, dated as of April 26, 1996, by and between Alpine and Steven S. Elbaum (incorporated herein by reference to Exhibit 10(ll) to the Annual Report on Form 10-K of Alpine for the year ended December 31, 2002 (the "2002 10-K"))
10(kk	)	Amended and Restated Employment Agreement, dated as of December 11, 2002, between Essex Electric Inc. and Harold M. Karp (incorporated herein by reference to Exhibit 10(mm) to the 2002 10-K).
10(ll	)	Management Agreement, dated December 11, 2002, between Alpine and Alpine Holdco Inc. (incorporated herein by reference to Exhibit 10(nn) to the 2002 10-K).
10(mm	)
Consent, Amendment and Waiver to Lease Agreement, dated as of December 11, 2002, between ST (TX) LP and Superior Telecommunications Inc. (incorporated herein by reference to Exhibit 10(oo) to the 2002 10-K).
10(nn	)
Second Amendment, dated May 14, 2003, to the Loan and Security Agreement by and among the lenders identified on the signature pages thereof (together with their respective successors and assigns), Congress Financial Corporation, as documentation agent, Foothill Capital Corporation, as arranger and administrative agent, Alpine Holdco Inc., DNE Manufacturing and Services Company, DNE Technologies, Inc., Essex Electric Inc. as borrowers, and DNE Systems, Inc. as a credit party (incorporated herein by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q of Alpine for the quarter ended March 31, 2003).
10(oo	)
Form of subscription agreement for series A preferred stock purchased by Alpine's directors and officers (incorporated herein by reference to Exhibit 99(d)-1 of the Tender Offer Statement on Schedule TO filed by Alpine on June 23, 2003).
10(pp	)
Third Amendment, dated May 31, 2003, to the Loan and Security Agreement by and among the lenders identified on the signature pages thereof (together with their respective successors and assigns), Congress Financial Corporation, as documentation agent, Foothill Capital Corporation, as arranger and administrative agent, Alpine Holdco Inc., DNE Manufacturing and Services Company, DNE Technologies, Inc., Essex Electric Inc., as borrowers, and DNE Systems, Inc. as a credit party (incorporated herein by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q of Alpine for the quarter ended June 30, 2003).
12	**	Statement regarding computation of ratios.
21		List of Subsidiaries (incorporated herein by reference to Exhibit 21 to the 2002 10-K).
23(a	)**	Consent of Deloitte & Touche LLP.
23(b	)***	Consent of Proskauer Rose LLP (included in opinion filed as Exhibit 5(a)).

24(a	)*	Power of Attorney.
99(a	)*	Form of Instructions as to Use of Rights Certificates.
99(b	)*	Form of Notice of Guaranteed Delivery for Rights Certificates.
99(c	)*	Form of Letter to Security Holders Who Are Record Holders.
99(d	)*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
99(e	)*	Form of Letter to Clients of Security Holders Who Are Beneficial Holders (including Form of Beneficial Owner Election Form).
99(f	)*	Form of Nominee Holder Certification Form.
99(g	)*	Substitute Form W-9 for Use with the Rights Offering.
99(h	)*	Form of Subscription Agent Agreement between Alpine and American Stock Transfer & Trust Company.

*
Previously filed.

**
Filed herewith.

***
To be filed by amendment.

Item 17. Undertakings.

A.
The undersigned registrant hereby undertakes:

1.
To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement;

a.
To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

b.
To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement). Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in "Calculation of Registration Fee" table in the effective registration statement.

c.
To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

2.
That, for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

3.
To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

B.
The undersigned registrant hereby undertakes that, for purposes of determining any liabilities under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

C.
The undersigned registrant hereby undertakes to supplement the prospectus, after the expiration of the rights subscription period, to set forth the results of the rights offering.

D.
The undersigned registrant hereby undertakes that:

1.
For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

2.
For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the provisions described above in Item 14 or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit, or proceeding) is asserted against the Registrant by such director, officer, or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on September 17, 2003.

THE ALPINE GROUP, INC.
By:	/s/ STEVEN S. ELBAUM Steven S. Elbaum Chairman of the Board and Chief Executive Officer

        Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ STEVEN S. ELBAUM Steven S. Elbaum	Chairman of the Board and Chief Executive Officer (principal executive officer)	September 17, 2003
/s/ DAVID A. OWEN David A. Owen	Chief Financial Officer (principal financial and accounting officer)	September 17, 2003
* Kenneth G. Byers, Jr.	Director	September 17, 2003
* Randolph Harrison	Director	September 17, 2003
* John C. Jansing	Director	September 17, 2003
* James R. Kanely	Director	September 17, 2003
* Bragi F. Schut	Director	September 17, 2003
*By:	/s/ STEWART H. WAHRSAGER Stewart H. Wahrsager, Attorney-in-fact

EXHIBIT INDEX

Exhibit No.		Description of Exhibits
2(a	)	Stock Purchase Agreement, dated February 14, 1992, by and between Alpine and Dataproducts Corporation, relating to the purchase of shares of capital stock of DNE Systems, Inc. (incorporated herein by reference to Exhibit 1 to the Current Report on Form 8-K of Alpine dated March 2, 1992).
2(b	)
Agreement and Plan of Merger, dated as of June 17, 1993 and amended on September 24, 1993, by and between Alpine and Superior TeleTec Inc. (incorporated herein by reference to Exhibit 2 to the Registration Statement on Form S-4 (Registration No. 33-9978) of Alpine, as filed with the Securities and Exchange Commission (the "Commission") on October 5, 1993).
2(c	)
Share Purchase Agreement, dated as of May 5, 1998, among CLAL Industries and Investments Ltd., ISAL Holland B.V. and Halachoh Hane'eman Hashivim Veshmona Ltd. (incorporated herein by reference to Exhibit 1 to the Current Report on Form 8-K of Alpine dated May 5, 1998).
2(d	)
Asset Purchase Agreement, dated October 2, 1998, among Cables of Zion United Works Ltd., Cvalim-The Electric Wire and Cable Company of Israel Ltd. and Dash Cable Industries (Israel) Ltd. (incorporated herein by reference to Exhibit 1 to the Current Report on Form 8-K of Alpine dated December 31, 1998).
2(e	)
Amendment No. 1 to Asset Purchase Agreement, dated December 31, 1998, among Cables of Zion United Works Ltd., Cvalim-The Electric Wire and Cable Company of Israel Ltd. and Dash Cable Industries (Israel) Ltd. (incorporated herein by reference to Exhibit 2 to the Current Report on Form 8-K of Alpine dated December 31, 1998).
2(f	)
Agreement and Plan of Merger, dated as of May 28, 1999, among Cookson Group plc, PRI Acquisition, Inc., Alpine and Premier Refractories International Inc. (incorporated herein by reference to Exhibit 2(o) to the Annual Report on Form 10-K of Alpine for the fiscal year ended April 30, 1999 (the "1999 10-K")).
2(g	)
Purchase Agreement, dated October 31, 2002, by and among Superior TeleCom Inc., Superior Telecommunications Inc., Essex International Inc., Essex Group, Inc., The Alpine Group, Inc. and Alpine Holdco Inc. (incorporated herein by reference to Exhibit 10.3 to the Quarterly Report on Form 10-Q of Alpine for the quarter ended September 30, 2002).
3(a	)	Certificate of Incorporation of Alpine (incorporated herein by reference to Exhibit 3(a) to the Annual Report on Form 10-K of Alpine for the fiscal year ended April 30, 1995 (the "1995 10-K")).
3(b	)
Amendment to the Certificate of Incorporation of Alpine (incorporated herein by reference to Exhibit 3(aa) of Post-Effective Amendment No. 1 to the Registration Statement on Form S-3 (Registration No. 33-53434) of Alpine, as filed with the Commission on May 12, 1993).
3(c	)
Certificate of the Powers, Designations, Preferences and Rights of the 9% Cumulative Convertible Preferred Stock of Alpine (incorporated herein by reference to Exhibit 1 to the Quarterly Report on Form 10-Q of Alpine for the quarter ended January 31, 1989).
3(d	)
Certificate of the Powers, Designations, Preferences and Rights of the 9% Cumulative Convertible Senior Preferred Stock of Alpine (incorporated herein by reference to Exhibit 3(c) to the Annual Report on Form 10-K of Alpine for the fiscal year ended April 30, 1992 (the "1992 10-K")).
3(e	)
Certificate of the Powers, Designations, Preferences and Rights of the 8.5% Cumulative Convertible Senior Preferred Stock of Alpine (incorporated herein by reference to Exhibit 3(e) to the Annual Report on Form 10-K of Alpine for the fiscal year ended April 30, 1994).

3(f	)	Certificate of the Powers, Designations, Preferences and Rights of the 8% Cumulative Convertible Senior Preferred Stock of Alpine (incorporated herein by reference to Exhibit 3(f) to the 1995 10-K).
3(g	)	By-laws of Alpine (incorporated herein by reference to Exhibit 3(g) to the 1995 10-K).
3(h	)*	Certificate of the Powers, Designations, Preferences and Rights of the Series A Cumulative Convertible Preferred Stock of Alpine.
4(a	)
Rights Agreement, dated as of February 17, 1999, between Alpine and American Stock Transfer & Trust Company, as rights agent (incorporated herein by reference to Exhibit 4.1 to the Form 8-A of Alpine, as filed with the Commission on February 18, 1999).
4(b	)
Amendment No. 1, dated March 10, 2003, to the Rights Agreement, dated as of February 17, 1999, between The Alpine Group, Inc. and American Stock Transfer & Trust Company, as rights agent (incorporated herein by reference to Exhibit 4.1 to the Current Report on Form 8-K of Alpine filed on March 11, 2003).
4(c	)*	Indenture, dated as of August 4, 2003, between Alpine and American Stock Transfer & Trust Company, as Trustee, relating to Alpine's 6% junior subordinated notes.
4(d	)*	Form of rights certificate.
5(a	)***	Opinion of Proskauer Rose LLP.
10(a	)
Amended and Restated 1984 Restricted Stock Plan of Alpine (incorporated herein by reference to Exhibit 10.5 to the Registration Statement on Form S-4 (Registration No. 33-9978) of Alpine, as filed with the Commission on October 5, 1993 (the "S-4 Registration Statement")).
10(b	)	Amended and Restated 1987 Long-Term Equity Incentive Plan of Alpine (incorporated herein by reference to Exhibit 10.4 to the S-4 Registration Statement).
10(c	)	Employee Stock Purchase Plan of Alpine (incorporated herein by reference to Exhibit B to the proxy statement of Alpine dated August 22, 1997).
10(d	)	1997 Stock Option Plan (incorporated herein by reference to Exhibit 10(tt) to the Annual Report on Form 10-K of Alpine for the fiscal year ended April 30, 1997 (the "1997 10-K")).
10(e	)	Stock Compensation Plan for Non-Employee Directors of Alpine (incorporated herein by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q of Alpine for the quarter ended January 30, 1999).
10(f	)
Lease Agreement by and between ALP (TX) QRS 11-28, Inc. and Superior TeleTec Transmission Products, Inc., dated as of December 16, 1993 (incorporated herein by reference to Exhibit (i) to the Quarterly Report on Form 10-Q of Alpine for the quarter ended January 31, 1994).
10(g	)	First Amendment to Lease Agreement, dated as of May 10, 1995, by and between ALP (TX) QRS 11-28, Inc. and Superior TeleTec Inc. (incorporated herein by reference to Exhibit 10(o) to the 1995 10-K).
10(h	)
Second Amendment to Lease Agreement, dated as of July 21, 1995, by and between ALP (TX) QRS 11-28, Inc. and Superior Telecommunications Inc. (incorporated herein by reference to Exhibit 10(x) to the 1995 10-K).
10(i	)
Third Amendment to Lease Agreement, dated as of October 2, 1996, by and between ALP (TX) QRS 11-28, Inc. and Superior Telecommunications Inc. (incorporated herein by reference to Exhibit 10.8 to the Registration Statement on Form S-1 (Registration No. 333-09933) of Superior TeleCom Inc. ("Superior TeleCom"), as filed with the Commission on August 9, 1996, as amended (the "TeleCom S-1")).

10(j	)
First Amendment to Guaranty and Surety Agreement, dated as of October 2, 1996, among Alpine, Superior TeleCom and ALP (TX) QRS 11-28, Inc. (incorporated herein by reference to Exhibit 10.12 to the TeleCom S-1).
10(k	)
Employment Agreement, dated as of April 26, 1996, by and between Alpine and Steven S. Elbaum (incorporated herein by reference to Exhibit 10(q) to the Annual Report on Form 10-K of Alpine for the fiscal year ended April 30, 1996 (the "1996 10-K")).
10(l	)
Addendum No. 1 to the Application to Open an Account, dated December 29, 1998, between Cables of Zion United Works Ltd. and Bank Hapoalim B.M. (incorporated herein by reference to Exhibit 3 to the Current Report on Form 8-K of Alpine dated December 31, 1998).
10(m	)
Letter Agreement between Alpine and Superior TeleCom, dated October 8, 1996, relating to a capital contribution by Alpine to Superior TeleCom (incorporated herein by reference to Exhibit 10.2 to the TeleCom S-1).
10(n	)	Letter Agreement between Alpine and Superior TeleCom, dated October 2, 1996, relating to tax indemnification (incorporated herein by reference to Exhibit 10.5 to the TeleCom S-1).
10(o	)	Tax Allocation Agreement, dated as of October 2, 1996, among Alpine, Superior TeleCom and its subsidiaries (incorporated herein by reference to Exhibit 10.9 to the TeleCom S-1).
10(p	)	Exchange Agreement between Alpine and Superior TeleCom, dated October 2, 1996 (incorporated herein by reference to Exhibit 10.10 to the TeleCom S-1).
10(q	)	Registration Rights Agreement, dated October 2, 1996, between Alpine and Superior TeleCom (incorporated herein by reference to Exhibit 10.11 to the TeleCom S-1).
10(r	)	Services Agreement, dated October 2, 1996 (the "Services Agreement"), between Alpine and Superior TeleCom (incorporated herein by reference to Exhibit 10.4 to the TeleCom S-1).
10(s	)	Amendment No. 1, dated as of May 1, 1997, to the Services Agreement (incorporated herein by reference to Exhibit 10(pp) to the 1997 10-K).
10(t	)
Amendment No. 2, dated as of May 1, 1998, to the Services Agreement (incorporated herein by reference to Exhibit 10(uu) to the Annual Report on Form 10-K of Alpine for the fiscal year ended April 30, 1998).
10(u	)	Amendment No. 1, dated as of March 15, 1999, to The Alpine Group, Inc. 1997 Stock Option Plan (incorporated herein by reference to Exhibit 10(ll) to the 1999 10-K).
10(v	)	Amendment No. 2, dated as of April 1, 1999, to The Alpine Group, Inc. 1997 Stock Option Plan (incorporated herein by reference to Exhibit 10(mm) to the 1999 10-K).
10(w	)	Amendment No. 3, dated as of May 14, 1999, to The Alpine Group, Inc. 1997 Stock Option Plan (incorporated herein by reference to Exhibit 10(nn) to the 1999 10-K).
10(x	)
Fourth Amendment to Lease Agreement, dated as of November 27, 1998, between ALP (TX) QRS 11-28, Inc. and Superior Telecommunications Inc. (incorporated herein by reference to Exhibit 10(x) to the Annual Report on Form 10-K of Superior TeleCom for the year ended December 31, 1999 (the "Superior 1999 10-K").
10(y	)
Second Amendment to Guaranty and Suretyship Agreement, dated as of November 27, 1998, among ALP (TX) QRS 11-28, Inc., Superior TeleCom and Alpine (incorporated herein by reference to Exhibit 10(y) to the Superior 1999 10-K).
10(z	)
Amendment No. 3, dated as of May 1, 1999, to the Services Agreement (incorporated herein by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q of Alpine for the quarter ended September 30, 2000).

10(aa	)
The Alpine Group, Inc. Deferred Stock Account Plan (incorporated herein by reference to Exhibit 10(ss) to the Annual Report on Form 10-K of Alpine for the year ended December 31, 2000 (the "2000 10-K")).
10(bb	)	The Alpine Group, Inc. Deferred Cash Account Plan (incorporated herein by reference to Exhibit 10(tt) to the 2000 10-K).
10(cc	)
Amendment dated as of January 1, 2001, to the Services Agreement between The Alpine Group, Inc. and Superior TeleCom Inc. (incorporated herein by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q of Alpine for the quarter ended June 30, 2001).
10(dd	)
Reimbursement Agreement, dated as of November 30, 2001, among The Alpine Group, Inc., Superior Telecommunications Inc. and Superior TeleCom Inc. (incorporated herein by reference to Exhibit 10(qq) to the Annual Report on Form 10-K of Superior TeleCom for the year ended December 31, 2001 (the "Superior 2001 10-K")).
10(ee	)
Amendment Number One to The Alpine Group, Inc. Senior Executive Retirement Plan (Amended and Restated as of January 1, 2001) (incorporated herein by reference to Exhibit 10(ggg) to the Annual Report on Form 10-K of Alpine for the year ended December 31, 2001 (the "2001 10-K")).
10(ff	)	Amendment Number One to The Alpine Group, Inc. Deferred Cash Account Plan (incorporated herein by reference to Exhibit (hhh) to the 2001 10-K).
10(gg	)
Fifth Amendment to Lease Agreement and Waiver, dated as of December 27, 2001, between ALP (TX) QRS 11-28, Inc. and Superior Telecommunications Inc. (incorporated herein by reference to Exhibit 10(yy) to the Superior 2001 10-K).
10(hh	)
Loan and Security Agreement, dated as of December 11, 2002, by and among the lenders identified on the signature pages thereof (together with their respective successors and assigns), Congress Financial Corporation (Southern), as documentation agent, Foothill Capital Corporation, as arranger and administrative agent, Alpine Holdco Inc., DNE Manufacturing and Service Company, DNE Technologies, Inc. and Essex Electric Inc., as borrowers, and DNE Systems, Inc., as a credit party (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K of Alpine filed on December 26, 2002).
10(ii	)
PIK Note dated as of May 20, 2002 by Superior Telecommunications Inc. in favor of The Alpine Group, Inc. (incorporated herein by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q of Alpine for the quarter ended June 30, 2002).
10(jj	)
Amendment, dated January 3, 2003, to the Employment Agreement, dated as of April 26, 1996, by and between Alpine and Steven S. Elbaum (incorporated herein by reference to Exhibit 10(ll) to the Annual Report on Form 10-K of Alpine for the year ended December 31, 2002 (the "2002 10-K"))
10(kk	)	Amended and Restated Employment Agreement, dated as of December 11, 2002, between Essex Electric Inc. and Harold M. Karp (incorporated herein by reference to Exhibit 10(mm) to the 2002 10-K).
10(ll	)	Management Agreement, dated December 11, 2002, between Alpine and Alpine Holdco Inc. (incorporated herein by reference to Exhibit 10(nn) to the 2002 10-K).
10(mm	)
Consent, Amendment and Waiver to Lease Agreement, dated as of December 11, 2002, between ST (TX) LP and Superior Telecommunications Inc. (incorporated herein by reference to Exhibit 10(oo) to the 2002 10-K).
10(nn	)
Second Amendment, dated May 14, 2003, to the Loan and Security Agreement by and among the lenders identified on the signature pages thereof (together with their respective successors and assigns), Congress Financial Corporation, as documentation agent, Foothill Capital Corporation, as arranger and administrative agent, Alpine Holdco Inc., DNE Manufacturing and Services Company, DNE Technologies, Inc., Essex Electric Inc. as borrowers, and DNE Systems, Inc. as a credit party (incorporated herein by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q of Alpine for the quarter ended March 31, 2003).

10(oo	)
Form of subscription agreement for series A preferred stock purchased by Alpine's directors and officers (incorporated herein by reference to Exhibit 99(d)-1 of the Tender Offer Statement on Schedule TO filed by Alpine on June 23, 2003).
10(pp	)
Third Amendment, dated May 31, 2003, to the Loan and Security Agreement by and among the lenders identified on the signature pages thereof (together with their respective successors and assigns), Congress Financial Corporation, as documentation agent, Foothill Capital Corporation, as arranger and administrative agent, Alpine Holdco Inc., DNE Manufacturing and Services Company, DNE Technologies, Inc., Essex Electric Inc., as borrowers, and DNE Systems, Inc. as a credit party (incorporated herein by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q of Alpine for the quarter ended June 30, 2003).
12	**	Statement regarding computation of ratios.
21		List of Subsidiaries (incorporated herein by reference to Exhibit 21 to the 2002 10-K).
23(a	)**	Consent of Deloitte & Touche LLP.
23(b	)***	Consent of Proskauer Rose LLP (included in opinion filed as Exhibit 5(a)).
24(a	)*	Power of Attorney.
99(a	)*	Form of Instructions as to Use of Rights Certificates.
99(b	)*	Form of Notice of Guaranteed Delivery for Rights Certificates.
99(c	)*	Form of Letter to Security Holders Who Are Record Holders.
99(d	)*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
99(e	)*	Form of Letter to Clients of Security Holders Who Are Beneficial Holders (including Form of Beneficial Owner Election Form).
99(f	)*	Form of Nominee Holder Certification Form.
99(g	)*	Substitute Form W-9 for Use with the Rights Offering.
99(h	)*	Form of Subscription Agent Agreement between Alpine and American Stock Transfer & Trust Company.

*
Previously filed.

**
Filed herewith.

***
To be filed by amendment.

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TABLE OF CONTENTS
PROSPECTUS SUMMARY
Risk Factors
RISK FACTORS
DISCLOSURE REGARDING FORWARD LOOKING STATEMENTS
THE RIGHTS OFFERING
USE OF PROCEEDS
PRICE RANGE OF COMMON STOCK
CAPITALIZATION
SELECTED CONSOLIDATED FINANCIAL DATA
DESCRIPTION OF CAPITAL STOCK
UNITED STATES FEDERAL INCOME TAX CONSEQUENCES
LEGAL MATTERS
EXPERTS
INCORPORATION OF CERTAIN INFORMATION BY REFERENCE
WHERE YOU CAN FIND ADDITIONAL INFORMATION
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
SIGNATURES
EXHIBIT INDEX